

Parker Drilling Company
2001 Annual Report

(Dollars in Thousands Except Per Share and Current Ratio Data)

Year Ended December 31,	2001	Increase/ (Decrease)	2000	1999
Revenues	$ 487,965	30%	$ 376,349	$ 324,553
Operating income (loss)	71,516	392%	14,524	(26,770)
Net income (loss)	11,059	158%	(19,045)	(37,897)
Capital expenditures	122,033	24%	98,525	49,146
Total assets	1,105,777	—	1,107,419	1,082,743
Property, plant and equipment, net	695,529	5%	663,525	661,402
Total debt	592,172	(1%)	597,627	653,631
Stockholders' equity	412,143	3%	399,163	329,421
Current ratio	2.3:1	—	2.3:1	2.1:1
Per common share data:				
Diluted earnings (loss)	0.12	152%	(0.23)	(0.49)
Book value	4.48	3%	4.35	4.26

Number of shares of common stock outstanding:
(December 31, 2001) – 92,053,796

Number of registered holders of common stock:
(December 31, 2001) – 3,004

Number of employees:
(December 31, 2001) – 3,654

Rig count at December 31, 2001:

U.S. Barge Rigs	
Workover	8
Intermediate Drilling	5
Deep Drilling	9
Total	22
U.S. Platform Rigs	4
U.S. Jackup Rigs	7
Total U.S. Rigs	33
International Land Rigs	
Latin America	18
Asia Pacific/Middle East/Africa	14
Former Soviet Union	9
Total	41
International Barge Rigs	
Nigeria	4
Caspian Sea	1
Total	5
Total International Rigs	46
Total Rig Count	**79**

Parker Drilling is a global drilling company providing drilling services, project management, and rental tools to the energy industry. Parker's primary business segment is drilling services with 46 rigs in international locations and 33 in the United States Gulf of Mexico.

The Company's international rig fleet consists of barge rigs in the Caspian Sea and Nigeria and land rigs in 12 countries. Parker's U.S. rig fleet operates in the transition zone and offshore waters in the Gulf of Mexico.

Founded in 1934, the Company moved its headquarters to Houston from Tulsa, Oklahoma, in September 2001. Customers include major, independent and foreign-owned oil and gas companies. Quail Tools has three U.S. locations where it is a leading provider of specialized rental equipment for drilling and workover operations. Office and yard locations include New Iberia, La., Victoria and Odessa, Texas.

Shares in Parker Drilling are traded on the New York Stock Exchange under the symbol PKD. For more information, go to parkerdrilling.com.

Fellow Shareholders

The year 2001 saw significant changes at Parker Drilling. First, the Company's relocation to Houston—the world's energy capital—will provide multiple benefits for Parker's future growth. The move to Houston enables Parker to be closer to the majority of our customers and vendors as well as enhances our ability to hire experienced oil service personnel. Overall, the move to Houston will result in a better-managed company with a substantially higher exposure to key players in the global energy industry.

Another key event in 2001 was the hiring of Robert Nash as Chief Operating Officer. With more than 26 years of experience in the international oil and gas industry, Robert brings operational discipline and strategic leadership that will be strong assets to our future growth and profitability. Robert replaced Jim Linn, who retired as an officer but remains a director. On behalf of the Company, we thank Jim for his years of service and dedication.

Several unique projects will allow Parker to grow in strategic areas without a major investment.

In 2001, we also welcomed two new board members: Dr. Robert Gates, former director of the Central Intelligence Agency; and John Gibson, president and CEO of Landmark Graphics.

We have good reason to be optimistic about 2002. Our international operations are continuing their positive trend that began in the fourth quarter, which will offset the current downturn in the Gulf of Mexico gas market. Our current balance sheet and cash position are much stronger than they were during the last industry downturn of 1998/1999. And finally, we anticipate that the Gulf of Mexico gas market will begin to recover during mid-2002.

Our goal is to become more profitable with a much less leveraged balance sheet. Our strategy is to reduce capital spending in order to pay down debt from free cash flow. Several unique projects will allow Parker to grow in strategic areas without a major investment. The Company's increasing presence in Kazakhstan, our involvement on Sakhalin Island in Russia, our joint venture in Russia with Tyumen Oil Company, and our planned expansion of Quail Tools all hold growth potential. Our measuring stick will continue to be long-term shareholder value.

We are proud of our employees' dedication and commitment to the Company's health, safety and environmental goals. I know we can count on all employees to stay focused on working safely every day.

As always, we appreciate your continued investment in Parker Drilling and we look forward to keeping you updated on our progress.

Robert Parker Jr.

ROBERT L. PARKER JR.
President and CEO

March 1, 2002



Operations Overview

2001 began with an extremely tight rig market in the Gulf of Mexico, with rig utilization and dayrates reaching near-record levels. However, as demand for natural gas began to decline in mid-2001 in response to the weakening U.S. economy, utilization and dayrates followed. This decline continued through the end of the year. Utilization and dayrates have since stabilized, and Gulf of Mexico operations are anticipated to remain at current levels until there is a recovery in the U.S. economy, which the Company expects to occur in the second half of 2002. The opposite happened in international operations. Utilization and dayrates were relatively flat for the first six to nine months of 2001. In the fourth quarter, however, the Company's international operations reported its highest revenues in three years. Based on planned spending by operators and recent inquiries for rigs, management anticipates the positive trend in international operations to continue through 2002.

In the fourth quarter, however, the Company's international operations reported its highest revenues in three years.

International Operations

More than half the Company's fleet operates in international markets, including the former Soviet Union, Latin America, Africa, Asia Pacific and the Middle East. In addition to traditional drilling activity, Parker Drilling also provides project management services.

Former Soviet Union

The Company mobilized three additional rigs into Kazakhstan in 2001 for the Tengiz and Karachaganak fields. The Company has three rigs and operates two customer-owned rigs in the Tengiz field. Parker Drilling has drilled in the Tengiz field since 1991, when at the request of Chevron it entered the country to operate three rigs and provide management and logistics services under a long-term alliance contract.


Sakhalin
Island
Project

Continued growth in operations while limiting capital expenditures and paying down debt from free cash flow is the Company's goal. Three new projects initiated in 2001 help define the strategy to achieve this goal: Sakhalin Island, TNK joint venture and Peru.

Sakhalin Island

The Company has designed and is building a rig in New Iberia, LA, for the Sakhalin 1 consortium and will transport it to Sakhalin Island, located off the eastern coast of the Russian mainland, in mid-2002. The Company will operate the rig for the consortium under a five-year contract with options to extend.

By building the rig for the customer rather than owning the rig outright, the Company has minimized its investment while securing long-term work with an important customer.

In addition to this project, there is significant growth potential for operations on Sakhalin Island. As with all of its international operations, the Company will emphasize Russian sub-contracting and employment from the Sakhalin Oblast and mainland Russia.

TNK Joint Venture

The Company created a joint venture with Tyumen Oil Company (TNK), the fourth largest oil company in Russia and a top-15 oil company worldwide, in October 2001. The joint venture will provide contract drilling services in a major oilfield in Western Siberia. Parker Drilling will provide personnel and expertise to the joint venture, which will utilize rigs owned by TNK. Any expenditures to refurbish or upgrade the rigs will be funded by TNK. As Russian oil companies adopt western management practices and require technical assistance, the relationship with TNK will be a basis for future growth with other Russian firms.

Peru

The Company split the costs of modifying an existing rig for a development drilling program in the Camisea gas field, which is expected to be rich in reserves. With minimal expenses, the Company was able to re-enter a market and increase utilization under a long-term contract.

The contract was recently renewed a second time for an additional five years. In Karachaganak, the Company operates in a joint venture with Saipem, under which both companies provide three rigs plus personnel in the field. The Company also owns and operates barge Rig 257 in the northern Caspian Sea Kashagan field. Kashagan should prove to be one of the most significant discoveries in recent years; the long-term prospect for drilling exploration and development wells is excellent.

In Russia, the Company has a long-term, one-rig contract with a major oil company, and signed a joint venture agreement with Tyumen Oil Company (TNK) to provide contract drilling services in a major oilfield in Western Siberia. As Russian oil companies adopt western management practices and require technical assistance, the relationship with TNK will be a basis for future growth in Russia with other firms. TNK ranks number two in terms of reserves and number four in production among Russian oil companies.

Finally, in 2001 the Company signed two contracts with the Sakhalin 1 consortium: one to design and build a rig for the consortium in the United States and mobilize it to Sakhalin Island, and one to operate the rig.

Latin America

Colombia was the best market for the Company in this region in 2001, with four contracts extended for a one-year period with BP and two new contracts signed. The Company expects Colombia to again be its best Latin American market in 2002.

The Company also signed a contract to refurbish a rig and mobilize it to Peru for a long-term contract in the Camisea field.

Africa

The Company is the leading contractor in the barge rig market in Nigeria, operating four rigs in the inland waters. These rigs are under long-term contracts and worked steadily throughout the year. Two of the four rigs will undergo some downtime in 2002 for repairs related to five-year inspections, but based on the customers' current development program, the Company anticipates that the rigs have potential for long-term work.

Asia Pacific

The Company witnessed increased utilization of its rigs in New Zealand in 2001, and, based on new reserves discovered by the customer, anticipates that 2002 will be as strong or stronger than 2001. Two new contracts that the Company announced in December 2001 will contribute to this increased activity and will continue the success the Company has had in its 15-year history in this country.

The Company operated two rigs in Papua New Guinea during the year, and operates two customer-owned workover rigs as needed. The Company expects activity to remain at or slightly above 2001 levels based on customer projections, contract terms and new customers in the country.

In Indonesia, the Company operated one rig throughout the year and signed contracts for two additional rigs late in the year. The Indonesian market has shown signs of increased activity; while it is not likely that it will return to its former high utilization levels in 2002, several major oil companies are planning large projects in the region, spurring growth over the next few years.



Platform Rig 10, currently working in the Gulf of Mexico



U.S. Operations

U.S. operations consist of 22 barge rigs, seven jackup rigs, four platform rigs and the Company's rental tools subsidiary, Quail Tools. As mentioned previously, utilization and dayrates for the Company's U.S. rigs remained at high levels until the fourth quarter of 2001.

Barge Rigs

Of the 22 barge rigs in the Company's fleet, nine are deep drilling, five are intermediate drilling and eight provide workover and shallow drilling services. The majority of the work performed by these rigs is in the inland waters of Louisiana, with some work in Texas as well.

Jackup/Platform Rigs

The Company's seven jackup rigs and four platform rigs work primarily in the federal waters of the Gulf of Mexico offshore Louisiana and Texas.

Quail Tools

The Company's rental tools subsidiary has offices in New Iberia, Louisiana, and Victoria and Odessa, Texas. Quail provides premium rental tools for offshore and land drilling operations, including specialty drill pipe, blowout preventers and other equipment.

Project Management

In addition to the management contracts in Kazakhstan and Papua New Guinea, the Company provides drilling and other management and technical services for customers in China and Kuwait.

Competition

The contract drilling industry is a competitive and cyclical business characterized by high capital requirements and, in recent times, difficulty in finding and retaining qualified field personnel.

In the Gulf of Mexico barge drilling and workover markets

Through Quail Tools, *Parker provides operators the highest-quality, specialized oil tool rentals. When Quail Tools joined the Parker family of energy companies in 1996, the combination made perfect sense. Quail Tools enjoyed a substantial share of the oil tool rental market in the Gulf of Mexico and Gulf Coast land regions. Parker Drilling saw the opportunity to increase that market share by introducing Quail Tools to its customers and in sharing equipment between the companies. Quail Tools currently has fully stocked facilities in New Iberia, LA, Victoria, TX, Odessa, TX and will open a new facility in southwest Wyoming by mid-year 2002. Quail Tools also operates a sales office in Houston.*

Quail Tools is a premier provider of high quality tubulars, handling tools, high-pressure blowout preventers and other specialized tools. Each rental tool undergoes complete cleaning and inspection before it goes to the job site. In addition, Quail Tools has joined the energy industry in its commitment to a clean and safe environment. The Company has implemented state-of-the-art wastewater treatment procedures and pipe and tool yards are completely surfaced with concrete, which insures that no contaminates reach the environment.


Quail Tools
A PARKER COMPANY

ʾarker Drilling Company, employees are our most ıable resource



Employees in the Colombia Division have established a record of operations and safety excellence, working more than four million man hours without a Lost Time Incident

the Company competes with one major competitor, Transocean Sedco Forex. In the jackup market, there are numerous U.S. offshore contractors. In international land markets, the Company competes with a number of international drilling contractors but also with smaller local contractors in certain markets. However, due to the high capital costs of operating in international land markets as compared to the U.S. land market, the high cost of mobilizing land rigs from one country to another, and the technical expertise required, there are usually fewer competitors in international land markets. In international land and offshore markets, experience in operating in challenging environments and customer alliances have been factors in the selection of the Company in certain cases, as well as the Company's patented drilling equipment for remote drilling projects. The Company believes that the market for drilling contracts, both land and offshore, will continue to be highly competitive for the foreseeable future. Certain competitors have greater financial resources than the Company, which may enable them to better withstand industry downturns, compete more effectively on the basis of price, build new rigs or acquire existing rigs.

Management believes that Quail Tools is one of the leading rental tool companies in the offshore Gulf of Mexico market. A number of Quail's competitors in the Gulf of Mexico and the Gulf Coast land markets, however, are substantially larger and have greater financial resources than Quail Tools.

Customers

The Company believes it has developed a reputation for providing efficient, safe, environmentally conscious and innovative drilling services. An increasing trend indicates that a number of the Company's customers have been seeking to establish exploration or development drilling programs based on partnering relationships or alliances with a limited number of preferred drilling contractors. Such relationships or alliances can result in longer-term work and higher efficiencies that increase profitability for drilling contractors at a lower overall well cost for oil and gas operators. The Company is currently a preferred contractor for operators in certain United States and international locations, which management believes is a result of the Company's quality of equipment, personnel, service and experience.

The Company's drilling customer base consists of major, independent and foreign-owned oil and gas companies. For fiscal year 2001, ChevronTexaco was the Company's largest customer with approximately 15 percent of total revenues. Shell Petroleum

The Company's drilling customer base consists of major, independent and foreign-owned oil and gas companies.

Development Company of Nigeria, the Company's largest customer for 2000 and 1999, accounted for approximately 10 percent of total revenues in both years.

Contracts

The Company generally obtains drilling contracts through competitive bidding. Under most contracts the Company is paid a daily fee, or dayrate. The dayrate received is based on several factors, including: type of equipment, services and personnel furnished; investment required to perform the contract; location of the well; term of the contract; and competitive market forces.

The Company generally receives a lump sum fee to move its equipment to the drilling site, which in most cases approximates the cost incurred by the Company. U.S. contracts are generally for one to three wells with options, while international contracts are more likely to be for multi-well long-term programs. The Company provides project management services including logistics, procurement, well design, engineering, site preparation and road construction in an effort to help customers eliminate or reduce management overhead, which would otherwise be necessary to supervise such services.

Employees

At December 31, 2001, the Company employed 3,654 people, an increase of approximately 3 percent from the 3,542 employed at December 31, 2000. The table below sets forth the composition of the Company's employees.

Employees

December 31,	2001	2000
International drilling operations	2,444	2,109
U.S. drilling operations	878	1,175
Rental tool operations	140	107
Corporate and other	192	151


Chevron
CenAlta

Rig Manager Baurzhan Tuleushov working in the Tengiz Field in Kazakhstan


Punto de
Control

Health, Safety and Environment

Parker Drilling Company's most valuable resource is its employees and nothing has greater importance than their health and safety. Additionally, at every location around the world, the Company strives to maintain a standard of excellence in caring for the environment.

The Company has long been an industry leader in its commitment to providing the safest workplace possible and protecting the environment.

The year 2001 was no exception to the established HSE dedication to continuous improvement. Parker performed better than the industry average, as recorded by the International Association of Drilling Contractors, in both lost time incidence rate and total recordable rate.

Parker's health, safety and environment (HSE) goal for 2002 is to provide a safe workplace for all employees. The goal includes no injuries, no environmental spills, and no equipment damage. The company believes that all incidents are preventable, and this principle governs all HSE directives. Parker has a variety of safety programs and processes in place to help maintain a safe working environment.

Parker will continue in its efforts to make sure that each employee understands his or her role in the effort to provide a safe workplace. New employees will continue to receive the necessary training in safe work practices and experienced personnel will be provided with continuing safety education and training.

The management at Parker has established an HSE focus for the entire company as one of its top priorities. This dedication will not be compromised.

*Total Recordable Rate (TRR)**

	Parker	IADC
1996	2.51	4.54
1997	4.21	4.99
1998	3.70	4.09
1999	2.57	3.09
2000	2.84	3.52
2001	2.67	3.62

*Lost Time Incidence Rate (LTI)**

	Parker	IADC
1996	1.20	1.40
1997	0.88	1.29
1998	0.93	1.04
1999	0.17	0.74
2000	0.40	0.91
2001	0.34	0.99

*Parker Y2001, IADC-3rd Q, 2001

ʔ 221 in Colombia has operated three
ars without a Lost Time Incident

Directors



Robert L. Parker
Chairman,
Parker Drilling Company

Mr. Parker became chairman of the Parker board in 1969.



John W. Gibson
President and Chief Executive
Officer Landmark Graphics

Mr. Gibson joined the Parker board in 2001.



James E. Barnes
Retired Chairman,
President and Chief Executive
Officer MAPCO Inc.

Mr. Barnes joined the Parker board in 1998.



Simon G. Kukes
President and
Chief Executive Officer
Tyumen Oil Company

Mr. Kukes joined the Parker board in 2000.



Bernard J. Duroc-Danner
Chairman, President and
Chief Executive Officer
Weatherford International, Inc.

Mr. Duroc-Danner joined the Parker board in 1996.



James W. Linn
Retired Parker Drilling Officer

Mr. Linn joined the Parker board in 1986.



David L. Fist
Lawyer
Rosenstein, Fist & Ringold, Tulsa

Mr. Fist joined the Parker board in 1986.



Robert L. Parker Jr.
President and
Chief Executive Officer
Parker Drilling Company

Mr. Parker joined the Parker board in 1973.



Dr. Robert M. Gates
Former Director, Central
Intelligence Agency

Dr. Gates joined the Parker board in 2001.



R. Rudolph Reinfrank
Managing General Partner
Clarity Partners

Mr. Reinfrank joined the Parker board in 1993.

Officers



Robert L. Parker
Chairman



Robert L. Parker Jr.
President &
Chief Executive Officer



James J. Davis
Senior Vice President -
Finance & Chief Financial Officer



Robert F. Nash
Senior Vice President and
Chief Operating Officer



Thomas L. Wingerter
Vice President -
Operations



John R. Gass
Vice President -
Corporate Business Development



Denis J. Graham
Vice President -
Engineering



Patrick C. Seals
Vice President -
Shared Services



W. Kirk Brassfield
Vice President and
Corporate Controller



David W. Tucker
Treasurer

Financial and Other Information Table of Contents

Page

Ten-Year Financial Summary

(Dollars in Thousands Except Per Share Data, Weighted Average Shares Outstanding and Long-Term Debt to Stockholders' Equity Ratio)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended August 31, 1998
STATEMENT OF OPERATIONS				
Revenues	$ 487,965	$ 376,349	$ 324,553	$ 481,223
Operating income (loss)	71,516	14,524	(26,770)	83,660
Other income (expense)	(47,869)	(33,182)	(13,807)	(39,133)
Income taxes (benefit)	12,588	4,323	(2,680)	16,435
Extraordinary gain	—	3,936 (1)	—	—
Net income (loss)	11,059	(19,045)	(37,897)	28,092
Diluted earnings (loss) per common share:				
Continuing operations	0.12	(0.28)	(0.49)	0.36
Extraordinary gain	—	0.05 (1)	—	—
Diluted weighted average common shares outstanding	92,691,033	81,758,825	77,159,461	77,789,390
BALANCE SHEET				
Cash and other short-term investments	$ 60,412	$ 63,291	$ 46,278	$ 55,253
Other current assets	131,040	144,574	105,165	149,639
Property, plant and equipment, net	695,529	663,525	661,402	727,840
Other assets	218,796	236,029	269,898	267,812
Total assets	$ 1,105,777	$ 1,107,419	$ 1,082,743	$ 1,200,544
Current liabilities	$ 83,734	$ 91,666	$ 72,109	$ 118,210
Long-term debt	587,165	592,584	648,577	630,090
Deferred income taxes	16,152	18,467	28,273	47,400
Minority interest and other long-term obligations	6,583	5,539	4,363	26,882
Redeemable preferred stock	—	—	—	—
Stockholders' equity	412,143	399,163	329,421	377,962
Total liabilities and stockholders' equity	$ 1,105,777	$ 1,107,419	$ 1,082,743	$ 1,200,544
Capital expenditures	$ 122,033	$ 98,525	$ 49,146	$ 196,078
Long-term debt to stockholders' equity	1.42:1	1.48:1	1.97:1	1.67:1

(1) Gain on early retirement of long-term debt, net of tax.

Year Ended August 31, 1997	Year Ended August 31, 1996	Year Ended August 31, 1995	Year Ended August 31, 1994	Year Ended August 31, 1993	Year Ended August 31, 1992
$ 311,644	$ 156,652	$ 157,371	$ 152,424	$ 100,801	$ 123,332
47,724	1,397	(1,497)	(28,853)	(12,380)	(17,063)
(24,168)	7,170	8,597	1,934	1,356	8,692
7,241	4,514	3,184	1,887	(337)	2,795
—	—	—	—	—	—
16,315	4,053	3,916	(28,806)	(10,687)	(11,166)
0.23	0.07	0.07	(0.53)	(0.20)	(0.21)
—	—	—	—	—	—
71,760,543	57,261,491	55,112,160	54,247,664	53,082,078	52,115,038
$ 212,789	$ 77,985	$ 22,124	$ 14,471	$ 43,989	$ 37,319
139,165	$ 48,063	56,256	47,821	37,116	44,535
439,651	$ 124,177	122,258	127,178	139,326	145,750
192,531	$ 25,734	16,321	19,878	15,911	18,265
$ 984,136	$ 275,959	$ 216,959	$ 209,348	$ 236,342	$ 245,869
$ 76,705	$ 23,127	$ 22,338	$ 21,622	$ 20,852	$ 23,293
551,042	2,794	1,748	—	—	142
—	—	—	294	1,198	4,297
7,666	5,990	5,953	6,849	6,613	7,799
—	—	—	—	—	157
348,723	244,048	186,920	180,583	207,679	210,181
$ 984,136	$ 275,959	$ 216,959	$ 209,348	$ 236,342	$ 245,869
$ 87,426	$ 30,836	$ 21,540	$ 34,764	$ 18,717	$ 27,967
1.58:1	.01:1	.01:1	—	—	—

Disclosure

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements may be made directly in this document, or may be "incorporated by reference," which means the statements are contained in other documents filed by the Company with the Securities and Exchange Commission. All statements included in this document, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future are "forward-looking statements," including without limitation:

- future operating results,
- future rig utilization and rental tool activity,
- future capital expenditures and investments in the acquisition and refurbishment of rigs and equipment,
- repayment of debt,
- maintenance of the Company's revolver borrowing base, and
- expansion and growth of operations.

Forward-looking statements are based on certain assumptions and analyses made by management of the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are relevant. Although management of the Company believes that its assumptions are reasonable based on current information available, they are subject to certain risks and uncertainties, many of which are outside the control of the Company. These risks and uncertainties include:

- worldwide economic and business conditions that adversely affect market conditions and/or the cost of doing business,
- the pace of recovery in the U.S. economy and the demand for natural gas,
- fluctuations in the market prices of oil and gas,
- imposition of unanticipated trade restrictions,
- political instability,
- governmental regulations that adversely affect the cost of doing business,
- adverse environmental events,
- adverse weather conditions,
- changes in concentration of customer and supplier relationships,
- unexpected cost increases for upgrade and refurbishment projects,
- changes in competition, and
- other similar factors (some of which are discussed in this Annual Report).

Because the forward-looking statements are subject to risks and uncertainties, the actual results of operations and actions taken by the Company may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties are referenced in connection with forward-looking statements that are included from time to time in this document. Each forward-looking statement speaks only as of the date of this Annual Report, and the Company undertakes no obligation to publicly update or revise any forward-looking statement.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The Company operates in three segments, U.S. drilling services, international drilling services and rental tool operations. Information about the Company's business segments and operations by geographic areas for the years ended December 31, 2001, 2000 and 1999 is set forth in Note 9 in the notes to consolidated financial statements.

PROPERTIES

The Company leases office space in Houston for its corporate headquarters. Additionally, the Company owns and leases office space and operating facilities in various locations, but only to the extent necessary for administrative and operational support functions. The Company owns a ten-story building in Tulsa, Oklahoma, the previous corporate headquarters which is vacant and held for sale.

Land Rigs. The following table shows, as of December 31, 2001, the locations and drilling depth ratings of the Company's 41 actively marketed land rigs:

	Drilling Depth Rating in Feet			
International	10,000 or less	10,000 to 25,000	Over 25,000	Total
Actively marketed land rigs:				
Latin America	—	11	7	18
Asia Pacific/Middle East/Africa	2	12	—	14
Former Soviet Union	2	4	3	9
Total	4	27	10	41

In addition, the Company has seven land rigs classified as cold stacked which would need to be refurbished at a significant cost before being placed back into service, with locations and drilling depth ratings as follows:

	Drilling Depth Rating in Feet			
International	10,000 or less	10,000 to 25,000	Over 25,000	Total
Cold stacked land rigs:				
Latin America	—	1	—	1
Asia Pacific/Middle East/Africa	3	3	—	6
Former Soviet Union	—	—	—	—
Total	3	4	—	7

Barge Rigs. A schedule of the Company's deep, intermediate and workover and shallow drilling barges located in the Gulf of Mexico, as of December 31, 2001, is set forth below:

Gulf of Mexico	Horsepower	Year Built or Last Refurbished	Maximum Drilling Depth (Feet)	Status[1]
Deep drilling:				
Rig No. 15	1,000	1998	15,000	Active
Rig No. 50	2,000	2001	25,000	Active
Rig No. 51	2,000	1993	25,000	Active
Rig No. 53	1,600	1995	20,000	Active
Rig No. 54	2,000	1995	25,000	Active
Rig No. 55	2,000	2001	25,000	Active
Rig No. 56	2,000	1992	25,000	Active
Rig No. 57	1,500	1997	20,000	Active
Rig No. 76	3,000	1997	30,000	Active
Intermediate drilling:				
Rig No. 8	1,000	1995	14,000	Active
Rig No. 17	1,000	1993	13,000	Active
Rig No. 20	1,000	2001	12,500	Active
Rig No. 21	1,200	2001	13,000	Active
Rig No. 23	1,000	1993	11,500	Active
Workover and shallow drilling:				
Rig No. 6 [2]	700	1995	—	Active
Rig No. 9 [2]	650	1996	—	Active
Rig No. 12	1,100	1990	14,000	Active
Rig No. 16	800	1994	8,500	Active
Rig No. 18	800	1993	8,500	Active
Rig No. 24	1,000	1992	11,500	Active
Rig No. 25	1,000	1993	11,500	Active
Rig No. 26 [2]	650	1996	—	Active

(1) "Active" denotes that the rig is currently under contract or available for contract.

(2) Workover rig.

A schedule of the Company's international drilling barges, as of December 31, 2001, is set forth below:

International	Horsepower	Year Built or Last Refurbished	Maximum Drilling Depth (Feet)	Status(1)
Deep drilling:				
Rig No. 72	3,000	1991	30,000	Active
Rig No. 73	3,000	2000	30,000	Active
Rig No. 74	3,000	1997	30,000	Active
Rig No. 75	3,000	1999	30,000	Active
Rig No. 257	3,000	1999	25,000	Active

(1) "Active" denotes that the rig is currently under contract or available for contract.

Platform Rigs. The following table sets forth certain information, as of December 31, 2001, with respect to the Company's platform rigs:

Gulf of Mexico	Horsepower	Year Built or Last Refurbished	Maximum Drilling Depth (Feet)	Status(1)
Platform rigs:				
Rig No. 2	1,000	1982	12,000	Active
Rig No. 3	1,000	1997	12,000	Active
Rig No. 10 (2)	650	1989	—	Active
Rig No. 41	1,000	1997	12,500	Active

(1) "Active" denotes that the rig is currently under contract or available for contract.

(2) Workover rig.

Jackup Rigs. The following table sets forth certain information as of December 31, 2001, with respect to the Company's jackup rigs:

Gulf of Mexico	Design(1)	Maximum Water Depth (Feet)	Maximum Drilling Depth (Feet)	Status(2)
Jackup rigs:				
Rig No. 11 (3)	Bethlehem JU-200 (MC)	200	—	Active
Rig No. 14	Baker Marine Big Foot (IS)	85	20,000	Active
Rig No. 15	Baker Marine Big Foot III (IS)	100	20,000	Active
Rig No. 20	Bethlehem JU-100 (MC)	110	25,000	Active
Rig No. 21	Baker Marine BMC-125 (MC)	100	20,000	Active
Rig No. 22	Le Tourneau Class 51 (MC)	173	15,000	Active
Rig No. 25	Le Tourneau Class 150-44 (IC)	215	20,000	Active

(1) IC—independent leg, cantilevered; IS—independent leg, slot; MC—mat-supported, cantilevered.

(2) "Active" denotes that the rig is currently under contract or available for contract.

(3) Workover rig.

The following table presents the Company's utilization rates, rigs available for service and cold stacked rigs.

	Year Ended December 31,	
Transition Zone Rig Data	2001	2000
U.S. barge deep drilling:		
Rigs available for service (1)	9.0	8.0
Utilization rate of rigs available for service (2)	93%	92%
U.S. barge intermediate drilling:		
Rigs available for service (1)	5.0	5.0
Utilization rate of rigs available for service (2)	80%	93%
U.S. barge workover and shallow drilling:		
Rigs available for service (1)	8.0	9.0
Utilization rate of rigs available for service (2)	53%	44%
International barge drilling:		
Rigs available for service (1)	5.0	5.0
Utilization rate of rigs available for service (2)	97%	97%
Offshore Rig Data		
Jackup rigs:		
Rigs available for service (1)	7.0	7.0
Utilization rate of rigs available for service (2)	78%	86%
Platform rigs:		
Rigs available for service (1)	4.0	4.0
Utilization rate of rigs available for service (2)	47%	53%
Land Rig Data		
International rigs:		
Rigs available for service (1)	41.0	40.0
Utilization rate of rigs available for service (2)	49%	35%
Cold stacked rigs (1)	7.0	7.0
U.S. rigs: (3)		
Rigs available for service (1)	—	0.9
Utilization rate of rigs available for service (2)	—	0%

(1) The number of rigs is determined by calculating the number of days each rig was in the fleet, e.g., a rig under contract or available for contract for an entire year is 1.0 "rigs available for service" and a rig cold stacked for one quarter is 0.25 "cold stacked rigs." "Rigs available for service" includes rigs currently under contract or available for contract. "Cold stacked rigs" includes all rigs that are stacked and would require significant refurbishment cost before being placed back into service.

(2) Rig utilization rates are based on a weighted average basis assuming 365 days availability for all rigs available for service. Rigs acquired or disposed of have been treated as added to or removed from the rig fleet as of the date of acquisition or disposal. Rigs that are in operation or fully or partially staffed and on a revenue-producing standby status are considered to be utilized. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(3) Includes one U.S. land rig located in Alaska, through the date of sale November 20, 2000.

MARKET FOR PARKER DRILLING COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Parker Drilling Company common stock is listed for trading on the New York Stock Exchange under the symbol PKD. At the close of business on December 31, 2001, there were 3,004 holders of record of Parker Drilling common stock. Prices on Parker Drilling's common stock for the years ended December 31, 2001 and 2000, were as follows:

	2001		2000	
Quarter	High	Low	High	Low
First	$ 7.53	$ 4.75	$ 5.125	$ 3.000
Second	7.40	5.21	6.875	3.750
Third	6.29	2.25	7.438	4.875
Fourth	4.07	2.56	7.125	3.938

No dividends have been paid on common stock since February 1987. Restrictions contained in Parker Drilling's existing bank revolving loan facility prohibit the payment of dividends and the indenture for the Senior Notes restricts the payment of dividends. The Company has no present intention to pay dividends on its common stock in the foreseeable future because of the restrictions noted.

SELECTED FINANCIAL DATA

(Dollars in Thousands Except Per Share Data)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Four Months Ended December 31, 1998	Year Ended August 31, 1998	Year Ended August 31, 1997
Revenues	$ 487,965	$ 376,349	$ 324,553	$ 136,723	$ 481,223	$ 311,644
Net income (loss)	$ 11,059	$ (19,045)[1]	$ (37,897)	$ (14,633)	$ 28,092	$ 16,315
Diluted earnings (loss) per share	$ 0.12	$ (0.23)[1]	$ (0.49)	$ (0.19)	$ 0.36	$ 0.23
Total assets	$ 1,105,777	$ 1,107,419	$ 1,082,743	$ 1,159,326	$ 1,200,544	$ 984,136
Long-term debt	$ 587,165	$ 592,584	$ 648,577	$ 630,479	$ 630,090	$ 551,042

(1) Loss before extraordinary gain was $(22,981) or $(0.28) per share.

THIS PAGE INTENTIONALLY LEFT BLANK

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Outlook and Overview

The year 2001 was marked by an overall improvement in rig activity and cash flow for the Company. Net income improved to $11.1 million as compared to net losses before extraordinary gain of $23.0 million and $37.9 million the previous two years. Rig utilization, dayrates and rental activity improved substantially in the Company's Gulf of Mexico drilling markets, continuing a trend that started in mid-2000. The main driver of this trend was the increase in spending by oil and gas operators in response to significantly higher demand and prices for natural gas in the United States. The Company's international markets began to improve late in 2001 experiencing significantly higher utilization in the fourth quarter, most notably in the Asia Pacific region and Kazakhstan.

After reaching the highest levels of dayrates and utilization since fall of 1998, the Gulf of Mexico market began to soften at the end of the third quarter of 2001 due primarily to a reduction in drilling activity by operators in response to declining demand and prices for natural gas, due in part to the economic recession in the United States. During the fourth quarter, dayrates for the Company's seven jackup rigs dropped approximately 25 percent while utilization decreased from 87 percent for the first three quarters to 52 percent for the fourth quarter. During the same period, some softness was experienced in the Company's Gulf of Mexico rental tool operations and barge rig business, but to a much lesser extent than the jackup rigs due to the consolidated nature of the barge rig market. Management anticipates that the reduced demand for drilling services in the Gulf of Mexico market will continue through the first half of 2002, which will result in reduced revenues from our barge, jackup and rental tools operations as compared to 2001. Management anticipates that revenues from the Company's international land rig operations will increase over 2001, due to increased rig utilization in our markets, particularly Latin America and the Asia Pacific region. International barge revenues for 2002 are anticipated to approximate 2001.

In the Company's fourth quarter conference call with investors, management stated that the level of revenues and cash flow that the Company will generate in 2002 will depend to a large extent on the pace of recovery in drilling activity and dayrates in the Gulf of Mexico market. Management anticipates that drilling activity will increase in the second half of 2002 if there is a sustained recovery in the U.S. economy, which would reduce current high inventories and lead to an increase in demand for natural gas. One scenario posed by management to investors is for a fairly rapid pickup in rig utilization and rental tool activity, in which case revenues for the year 2002 could reach $480 million. This compares with revenues for the year 2001 of $488.0 million. On the other hand, if the recovery in the U.S. economy lags and the demand for natural gas is not as strong, then the recovery in the Gulf of Mexico market could lag until the third quarter. In this case management anticipates revenues could be approximately $450 million.

During September 2001, the Company relocated its corporate office to Houston. The reorganization included the consolidation of its corporate and international drilling activities from Tulsa, Oklahoma, with its U.S. offshore drilling operations already domiciled in Houston. The reorganization of certain senior management positions and management of drilling operations accompanied the relocation. Management believes that the Company will benefit from being closer to its customers, competitors and vendors and anticipates increased operational efficiency from the consolidation of its operations and administrative functions. The total non-recurring expense for the move of the corporate office to Houston approximated $7.5 million.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The Company recorded net income of $11.1 million, for the year ended December 31, 2001, compared to a net loss of $23.0 million, before extraordinary gain, recorded for the year ended December 31, 2000.

(Dollars in Thousands)

Year Ended December 31,	2001			2000		
Revenues:						
U.S. drilling	$	190,809	39%	$	148,416	40%
International drilling		231,527	48%		185,100	49%
Rental tools		65,629	13%		42,833	11%
Total revenues	$	487,965	100%	$	376,349	100%

The Company's revenues increased $111.6 million to $488.0 million in the current year as compared to 2000. U.S. offshore drilling revenues increased $44.1 million to $190.8 million due primarily to increased dayrates for the drilling barge rigs and the jackup rigs. Dayrates increased 32 percent and 40 percent for the barge rigs and jackup rigs, respectively, as compared to the previous year. The increase in dayrates was partially offset by decreased utilization from 86 percent in 2000 to 78 percent in 2001 for the jackup rigs. The decrease in utilization was due primarily to the slowdown in the Gulf of Mexico jackup market during the fourth quarter of 2001. Jackup utilization during the fourth quarter was 52 percent as compared to approximately 87 percent during the first three quarters of 2001. U.S. land drilling revenues decreased $1.7 million due to the sale of the Company's last remaining U.S. land rig, Rig 245, in November 2000.

International drilling revenues increased $46.4 million to $231.5 million in the current period as compared to the year ended December 31, 2000. International land drilling revenues increased $38.5 million to $151.5 million during 2001. Revenues in the Former Soviet Union region, which includes Kazakhstan and Russia, increased $32.3 million to $63.1 million during 2001 as compared to the previous year. Kazakhstan increased $30.0 million as one rig was added to the Tengiz operation and three rigs were added to the Karachaganak joint venture with Saipem. Russia increased by $2.3 million as one rig commenced operations during 2001. Revenues increased $10.7 million in the Asia Pacific region due primarily to increased rig utilization in Indonesia, Papua New Guinea and New Zealand. Offsetting these increases were decreases in revenues from Madagascar and Nigeria's land rig due to completion of drilling contracts in these countries in 2000. Revenues in the Latin America region decreased $4.4 million to $54.1 million during 2001. Revenues in Bolivia decreased $12.1 million during 2001 due primarily to an oversupply of natural gas in Bolivia resulting in a significant decrease in rig utilization. Partially offsetting the decrease in Bolivia was an increase in revenues of $8.7 million in Colombia. During 2001 rig utilization increased in Colombia to 92 percent from 83 percent in 2000, and currently the Company has six rigs working in Colombia.

International offshore drilling revenues increased $7.9 million to $80.0 million during 2001. Revenues in the Caspian Sea (barge Rig 257) decreased by $1.6 million while revenues in Nigeria increased $9.5 million. Barge Rig 257 revenues decreased primarily due to reduced rates received during the lengthy rig move after completion of the first well. Revenues for the four barge rigs in Nigeria improved due to increased drilling operations on full dayrates. Last year the rigs were on reduced standby rates for approximately six months due to several episodes of community unrest.

Rental tool revenues increased $22.8 million due to the increased level of drilling activity in the Gulf of Mexico. Contributing to this increase was the New Iberia, Louisiana, operation in the amount of $10.3 million, $6.3 million from the Victoria, Texas, operation and $6.2 million from the Odessa, Texas, operation which commenced operations in May 2000.

(Dollars in Thousands)

Year Ended December 31,	2001		2000	
Profit margin:				
U.S. drilling	$ 78,329	41%	$ 49,219	33%
International drilling	77,043	33%	52,218	28%
Rental tools	42,624	65%	26,839	63%
Total profit margin	197,996	41%	128,276	34%
Depreciation and amortization	97,259		85,060	
General and administration	21,721		20,392	
Other	7,500		8,300	
Operating income	$ 71,516		$ 14,524	

(Profit margin - revenues less direct operating expenses; profit margin percentages – profit margin as a percent of revenues.)

Profit margin of $198.0 million in the current period reflects an increase of $69.7 million from the $128.3 million recognized during the year ended December 31, 2000. The U.S. and international drilling segments recorded profit margin percentages of 41 percent and 33 percent, respectively, in the current year, as compared to 33 percent and 28 percent in 2000. U.S. profit margins increased $29.1 million. U.S. drilling profit margin was positively impacted during the current year by increasing dayrates in the Gulf of Mexico from the barge and jackup rigs. Average dayrates for the barge rigs and jackup rigs increased approximately 31 percent and 42 percent, respectively, during the current period when compared to the prior year. Jackup rig utilization decreased from 86 percent in 2000 to 78 percent in 2001 due primarily to a slowdown in the Gulf of Mexico jackup market during the fourth quarter which resulted in jackup rig utilization of 52 percent. This slowdown negatively impacted jackup rig dayrates, which declined approximately 23 percent from the first three quarters of 2001.

International drilling profit margin increased $24.8 million to $77.0 million during the year ended December 31, 2001 as compared to 2000. International land drilling profit margin increased $18.1 million to $47.6 million. Profit margin for the international land drilling operations increased in Kazakhstan from 33 percent to 45 percent, Papua New Guinea from 27 percent to 48 percent, and New Zealand from 20 percent to 39 percent, primarily due to higher utilization during 2001. Profit margin in Russia decreased $5.4 million due to higher than anticipated mobilization and start up costs. The international offshore drilling profit margin increased $6.7 million to $29.5 million, with profit margin increasing from 32 percent to 37 percent during 2001 as compared to 2000.

Rental tool profit margin increased $15.8 million to $42.6 million during the current year as compared to the year ended December 31, 2000. Profit margin increased primarily due to the $22.8 million increase in revenues during the current year. The profit margin percentage increased during the current period to 65 percent from 63 percent for the previous year due principally to higher revenues without a corresponding increase in fixed cost.

Depreciation and amortization expense increased $12.2 million to $97.3 million in the current year. Depreciation expense recorded in connection with capital additions for the years 1999, 2000, and 2001, was the primary reason for the increase. General and administrative expenses increased $1.3 million in the current year as compared to 2000. This increase is primarily attributed to increased travel costs, professional fees, information technology projects, and higher occupancy costs associated with the new corporate office in Houston.

The Company recognized $7.5 million in reorganization costs, which includes employee moving expenses and severance costs, during 2001. In September 2001, the Company opened its new corporate office in Houston. The reorganization included the consolidation of its corporate and international drilling activities from Tulsa, Oklahoma, with its U.S. offshore drilling operations already domiciled in Houston. The relocation was accompanied by the reorganization of certain senior management positions and the management of drilling operations.

Interest expense decreased $4.0 million due to the $50.5 million repayment of convertible notes during the fourth quarter of 2000 and $1.6 million of interest being capitalized to construction projects during the year ended December 31, 2001, as compared to $0.5 million capitalized during the prior year. Gain on disposition of assets decreased $15.6 million to $2.3 million for the current year. During the year 2000, the Company sold its one million shares of Unit Corporation common stock and recognized a pre-tax gain of $7.4 million and the Company sold Rig 245 in Alaska for $20.0 million and recognized a pre-tax gain of $14.9 million.

Income tax expense consists of foreign tax expense of $14.0 million and deferred tax benefit of $1.4 million. The deferred tax benefit is due to the reduction in the valuation allowance of $9.6 million offsetting deferred tax expense of $8.2 million. The reduction was the result of a change in estimate relating to the realization of net operating loss carryforwards (NOL's). At December 31, 2000, the Company carried a valuation account reserving part of the NOL's set to expire during the tax year ended August 31, 2001. Due to higher than projected taxable income for the 2001 tax year, the Company utilized more NOL's than originally anticipated resulting in the deferred tax benefit. As of December 31, 2001, the remaining valuation allowance is $9.9 million. For additional information, see Note 5 in the notes to consolidated financial statements.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

The Company recorded a net loss of $23.0 million, before extraordinary gain, for the year ended December 31, 2000, compared to a net loss of $37.9 million recorded for the year ended December 31, 1999.

(Dollars in Thousands)

Year Ended December 31,	2000			1999		
Revenues:						
U.S. drilling	$	148,416	40%	$	113,989	35%
International drilling		185,100	49%		182,908	56%
Rental tools		42,833	11%		27,656	9%
Total revenues	$	376,349	100%	$	324,553	100%

The Company's revenues increased $51.8 million to $376.3 million in 2000 as compared to 1999. U.S. drilling revenues increased $34.4 million to $148.4 million. U.S. offshore drilling revenues increased $50.5 million due primarily to increased utilization and dayrates for the drilling barge rigs and the jackup rigs. U.S. land drilling revenues decreased $16.1 million due to the sale of the Company's 13 U.S. land rigs on September 30, 1999 and the sale of Rig 245, located in Alaska, in November 2000. Rig 245 was stacked throughout 2000.

International drilling revenues increased $2.2 million to $185.1 million in 2000 as compared 1999. International land drilling revenues decreased $14.5 million while international offshore drilling revenues increased $16.7 million. Primarily responsible for the international land drilling revenues decrease was the Latin America region, which decreased $15.9 million. This decrease is attributed to reduced rig utilization in Colombia, Ecuador and Peru. Revenues from the Bolivian operations were relatively constant for the two periods but began to fall during the fourth quarter of 2000. In addition, land drilling revenues decreased $9.7 million in the Asia Pacific region due to completion of a one-well drilling contract in Vietnam that ended during the third quarter of 1999, and reduced utilization in Papua New Guinea. Revenues in the Frontier region, which includes Russia, Kazakhstan, Africa and the Middle East, increased $11.1 million during 2000 as compared to the year ended December 31, 1999. This increase is primarily attributed to short-term drilling contracts conducted in 2000 in Madagascar and Nigeria (land contract). Additionally, a labor contract in Kuwait and increased rig utilization in Kazakhstan contributed to the increase.

International offshore drilling revenues increased $16.7 million to $72.2 million due primarily to barge Rig 257 in the Caspian Sea and barge Rig 75 in Nigeria. Barge Rig 257, which commenced drilling in September of 1999, contributed $24.8 million of revenues during the year ended December 31, 2000, an increase of $16.2 million. With the addition of barge Rig 75 during the third quarter of 1999, the Company had four barge rigs in the Nigerian offshore market. Due to several episodes of community unrest, three of the four barge rigs were on standby status during most of the first six months of 2000. One rig, barge Rig 74, operated for approximately three and a half months during the first six months. Despite the reduced revenues earned while on standby, Nigerian offshore revenues increased $11.3 million to $47.4 million during 2000. The increase is due to revenues earned by the new barge Rig 75 and the start-up of drilling operations on Rig 74, which was on standby during 1999. During the last five months of 2000, drilling operations on the Nigerian barge rigs were at full dayrates. Offsetting the increased revenues in the Caspian Sea and Nigeria was a $10.8 million decrease in international offshore revenues due to the completion of a barge contract in Venezuela during the third quarter of 1999.

Rental tool revenues increased $15.2 million due to the increased level of drilling activity in the Gulf of Mexico. Contributing to this increase was the New Iberia, Louisiana, operation in the amount of $7.7 million, $5.0 million from the Victoria, Texas, operation and $2.5 million from the Odessa, Texas, operation which commenced operations in May 2000.

(Dollars in Thousands)

Year Ended December 31,	2000		1999	
Profit margin:				
U.S. drilling	$ 49,219	33%	$ 11,891	10%
International drilling	52,218	28%	56,682	31%
Rental tools	26,839	63%	16,746	61%
Total profit margin	128,276	34%	85,319	26%
Depreciation and amortization	85,060		82,170	
General and administration	20,392		16,312	
Other	8,300		13,607	
Operating income (loss)	$ 14,524		$ (26,770)	

(Profit margin - revenues less direct operating expenses; profit margin percentages – profit margin as a percent of revenues.)

Profit margin of $128.3 million in 2000 reflect an increase of $43.0 million from the $85.3 million recorded during 1999. The U.S. and international drilling segments recorded profit margin percentages of 33 percent and 28 percent, respectively, during the year ended December 31, 2000, as compared to 10 percent and 31 percent in 1999. U.S. profit margin increased $37.3 million. U.S. drilling profit margin was positively impacted during 2000 by increased utilization in the Gulf of Mexico from the barge and jackup rigs. In addition, average dayrates for the jackup rigs increased approximately 45 percent during 2000 when compared to 1999. Offsetting the increased U.S. offshore profit margin was the sale of all 13 U.S. lower-48 land rigs during the third quarter of 1999. During the year ended December 31, 1999, the U.S. lower-48 land rigs contributed profit margin of $1.7 million. In addition, Rig 245, which was stacked in Alaska all year, was sold in November of 2000.

International drilling profit margin declined $4.5 million to $52.2 million during the year ended December 31, 2000 as compared to 1999. International land drilling profit margin declined $5.8 million to $29.5 million during 2000 primarily due to lower utilization in the Company's land drilling operations as previously discussed. The international offshore drilling profit margin increased $1.3 million to $22.7 million.

Rental tool profit margin increased $10.1 million to $26.8 million during 2000 as compared to the year ended December 31, 1999. Profit margin increased primarily due to the $15.2 million increase in revenues during 2000. The profit margin percentage increased during 2000 to 63 percent from 61 percent for 1999.

Depreciation and amortization expense increased $2.9 million to $85.1 million during 2000. Depreciation expense recorded in connection with 1998 and 1999 capital additions, principally barge Rig 257 and barge Rig 75, was the primary reason for the increase. General and administrative expenses increased $4.1 million during 2000 as compared to 1999. This increase is primarily attributed to travel costs, employee bonuses, franchise taxes, professional fees and information technology projects.

rigs were on standby status during most of the first six months of 2000. One rig, barge Rig 74, operated for approximately three and a half months during the first six months. Despite the reduced revenues earned while on standby, Nigerian offshore revenues increased $11.3 million to $47.4 million during 2000. The increase is due to revenues earned by the new barge Rig 75 and the start-up of drilling operations on Rig 74, which was on standby during 1999. During the last five months of 2000, drilling operations on the Nigerian barge rigs were at full dayrates. Offsetting the increased revenues in the Caspian Sea and Nigeria was a $10.8 million decrease in international offshore revenues due to the completion of a barge contract in Venezuela during the third quarter of 1999.

Rental tool revenues increased $15.2 million due to the increased level of drilling activity in the Gulf of Mexico. Contributing to this increase was the New Iberia, Louisiana, operation in the amount of $7.7 million, $5.0 million from the Victoria, Texas, operation and $2.5 million from the Odessa, Texas, operation which commenced operations in May 2000.

(Dollars in Thousands)

Year Ended December 31,		2000			1999	
Profit margin:						
U.S. drilling	$	49,219	33%	$	11,891	10%
International drilling		52,218	28%		56,682	31%
Rental tools		26,839	63%		16,746	61%
Total profit margin		128,276	34%		85,319	26%
Depreciation and amortization		85,060			82,170	
General and administration		20,392			16,312	
Other		8,300			13,607	
Operating income (loss)	$	14,524		$	(26,770)	

(Profit margin - revenues less direct operating expenses; profit margin percentages – profit margin as a percent of revenues.)

Profit margin of $128.3 million in 2000 reflect an increase of $43.0 million from the $85.3 million recorded during 1999. The U.S. and international drilling segments recorded profit margin percentages of 33 percent and 28 percent, respectively, during the year ended December 31, 2000, as compared to 10 percent and 31 percent in 1999. U.S. profit margin increased $37.3 million. U.S. drilling profit margin was positively impacted during 2000 by increased utilization in the Gulf of Mexico from the barge and jackup rigs. In addition, average dayrates for the jackup rigs increased approximately 45 percent during 2000 when compared to 1999. Offsetting the increased U.S. offshore profit margin was the sale of all 13 U.S. lower-48 land rigs during the third quarter of 1999. During the year ended December 31, 1999, the U.S. lower-48 land rigs contributed profit margin of $1.7 million. In addition, Rig 245, which was stacked in Alaska all year, was sold in November of 2000.

International drilling profit margin declined $4.5 million to $52.2 million during the year ended December 31, 2000 as compared to 1999. International land drilling profit margin declined $5.8 million to $29.5 million during 2000 primarily due to lower utilization in the Company's land drilling operations as previously discussed. The international offshore drilling profit margin increased $1.3 million to $22.7 million.

Rental tool profit margin increased $10.1 million to $26.8 million during 2000 as compared to the year ended December 31, 1999. Profit margin increased primarily due to the $15.2 million increase in revenues during 2000. The profit margin percentage increased during 2000 to 63 percent from 61 percent for 1999.

Depreciation and amortization expense increased $2.9 million to $85.1 million during 2000. Depreciation expense recorded in connection with 1998 and 1999 capital additions, principally barge Rig 257 and barge Rig 75, was the primary reason for the increase. General and administrative expenses increased $4.1 million during 2000 as compared to 1999. This increase is primarily attributed to travel costs, employee bonuses, franchise taxes, professional fees and information technology projects.

Interest expense increased $1.1 million due to $3.0 million of interest being capitalized to construction projects during the year ended December 31, 1999, as compared to $0.5 million capitalized during 2000. Gain on disposition of assets decreased $21.2 million to $17.9 million for the year ended December 31, 2000. On September 30, 1999 the Company sold its U.S. lower-48 land rigs to Unit Corporation for $40.0 million cash plus one million shares of Unit Corporation common stock. The Company recognized a pre-tax gain of $36.1 million during the third quarter of 1999. In September 2000, the Company sold its one million shares of Unit Corporation common stock and recognized a pre-tax gain of $7.4 million. In November 2000, the Company sold Rig 245 in Alaska for $20.0 million and recognized a pre-tax gain of $14.9 million.

Income tax expense consists of foreign tax expense and deferred tax benefit. The deferred tax benefit is due to the loss incurred during the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, the Company had cash, cash equivalents and other short-term investments of $60.4 million, a decrease of $2.9 million from December 31, 2000. The primary sources of cash in 2001, as reflected on the consolidated statement of cash flows, were $116.0 million provided by operating activities and $7.6 million from the disposition of assets. Proceeds from the disposition of assets included the sale of various non-marketable rigs and components and reimbursements from customers for equipment lost in the hole.

The primary uses of cash in 2001 were $122.0 million for capital expenditures and $5.0 million for repayment of debt. Major projects during the year included modifications to jackup Rig 22 as a result of its scheduled five-year Coast Guard inspection, completion of Rig 216 to work in the Karachaganak field in Kazakhstan, and purchase of drill pipe and other rental tools for Quail. Repayment of debt included $4.5 million on a five-year note with Boeing Capital Corporation for barge Rig 75 in Nigeria.

As of December 31, 2000, the Company had cash, cash equivalents and other short-term investments of $63.3 million, an increase of $17.0 million from December 31, 1999. The primary sources of cash in 2000, as reflected on the consolidated statement of cash flows, were $87.3 million of net proceeds from a common stock offering, $31.9 million from the disposition of assets, $27.3 million provided by operating activities and $16.9 million from the sale of investments. The net proceeds from the equity offering of $87.3 million were the result of issuing 13.8 million shares of common stock during September 2000. Proceeds from the disposition of assets included the sale of Rig 245 in Alaska for $20.0 million, the sale of various non-marketable rigs and components and reimbursements by our customers for equipment lost in the hole. Also, the Company sold its 1.0 million shares of Unit Corporation stock in September 2000 for $15.0 million. The Unit stock (and $40.0 million cash) was received in 1999 in conjunction with the sale of the Company's 13 U.S. lower-48 land rigs to Unit Corporation.

The primary uses of cash in 2000 were $98.5 million for capital expenditures (net of reimbursements) and $48.3 million for repayment of debt. Major projects during the year included completion of modifications to Rig 249 for a contract in Kazakhstan for Tengizchevroil (TCO). Additionally, Rig 258 was constructed for the TCO project and arrived in Kazakhstan during the first quarter of 2001. During 2000, Rig 259 was purchased and modified for a new project in the Karachaganak field in Kazakhstan. Also, modifications were completed on jackup Rig 25 in the Gulf of Mexico as a result of its scheduled five-year Coast Guard inspection. Repayment of debt included $43.5 million for the buyback of a portion of the Company's 5.5% Convertible Subordinated Notes, which resulted in an extraordinary gain of $3.9 million, net of $2.2 million in taxes, from proceeds from the equity offering and $4.1 million on a five-year note with Boeing Capital Corporation for barge Rig 75 in Nigeria.

The Company has total long-term debt, including the current portion, of $592.2 million at December 31, 2001. Long-term debt includes $452.1 million of 9.75% Senior Notes, $124.5 million of 5.5% Convertible Subordinated Notes and a secured promissory note with a balance at December 31, 2001, of $15.6 million. The Company entered into a $50.0 million revolving credit facility with a group of banks led by Bank of America on October 22, 1999. This facility is available for working capital requirements, general corporate purposes and to support letters of credit. The revolver is collateralized by accounts receivable, inventory and certain barge rigs located in the Gulf of Mexico. The facility contains customary affirmative and negative covenants.

Availability under the revolving credit facility is subject to certain borrowing base limitations based on 80 percent of eligible receivables plus 50 percent of rig materials and supplies. As of December 31, 2001, the borrowing base was $50.0 million of which none had been drawn down, but $15.1 million of availability has been used to support letters of credit that have been issued. Given management's outlook for 2002, it is anticipated that eligible receivables and rig materials and supplies will be at levels to maintain the borrowing base throughout 2002, and that the maintenance levels required under the tangible net worth and fixed charge coverage ratio covenants in the revolver will be exceeded. The revolver terminates on October 22, 2003.

The following tables summarize the Company's future contractual obligations and other commercial commitments as of December 31, 2001.

	1 Year	2-3 Years	4-5 Years	After 5 Years	Total
(Dollars in Thousands)					
Contractual cash obligations:					
Long-term debt (1)	$ 5,007	$ 135,100	$ 449,980	$ —	$ 590,087
Operating leases (2)	3,141	5,663	5,000	4,773	18,577
Total contractual cash obligations	$ 8,148	$ 140,763	$ 454,980	$ 4,773	$ 608,664
Commercial commitments:					
Revolving credit facility (3)	$ —	$ —	$ —	$ —	$ —
Standby letters of credit (3)	15,184	—	—	—	15,184
Total commercial commitments	$ 15,184	$ —	$ —	$ —	$ 15,184

(1) Long-term debt includes the 9.75% Senior Notes, the 5.5% convertible subordinated Notes, and the secured 10.1278% secured promissory note. For additional information, see Note 3 in the consolidated financial statements.

(2) Operating leases consist of lease agreements in excess of one year for office space, equipment, vehicles and personal property. For additional information, see Note 10 in the consolidated financial statements.

(3) The company has available a $50.0 million revolving credit facility. As of December 31, 2001, none has been drawn down, but $15.1 million of availability has been used to support letters of credit that have been issued. See additional information in the preceding paragraph.

The Company does not have any unconsolidated special-purpose entities, off-balance-sheet financing arrangements or guarantees of third-party financial obligations. Other than the financial derivative instruments described in Note 4 in the notes to consolidated financial statements, the Company has no energy or commodity contracts.

The Company anticipates that working capital needs and funds required for capital spending in 2002 will be met with cash provided by operations. The Company anticipates cash requirements for capital spending will be approximately $50 million in 2002. It is management's current intention to hold capital expenditures at a reduced level relative to 2001 and prior years, and to apply available free cash flow to repay long-term debt. The amount of debt that can be repaid is dependent on the results of operations for the Company in 2002. Should new opportunities requiring additional capital arise that are not contemplated in management's current capital expenditure budget, the Company will utilize cash and short-term investments and, if necessary, its revolving credit facility. In addition, the Company may seek project financing or equity participation from outside alliance partners or customers. The Company cannot predict whether such financing or equity participation would be available on terms acceptable to the Company.

OTHER MATTERS

Business Risks

Internationally, the Company specializes in drilling geologically challenging wells in locations that are difficult to access and/or involve harsh environmental conditions. The Company's international services are primarily utilized by major and national oil companies in the exploration and development of reserves of oil. In the United States, the Company primarily drills offshore in the Gulf of Mexico with barge, jackup and platform rigs for major and independent oil and gas companies. Business activity is dependent on the exploration and development activities of the major, independent and national oil and gas companies that make up the Company's customer base. Generally, temporary fluctuations in oil and gas prices do not materially affect these companies' exploration and development activities, and consequently do not materially affect the operations of the Company, except for the Gulf of Mexico, where drilling contracts are generally for a shorter term, and oil and gas companies tend to respond more quickly to upward or downward changes in prices. Most international contracts are of longer duration and oil and gas companies have committed to longer term projects to develop reserves and thus short term fluctuations in price do not tend to affect our operations. However, sustained increases or decreases in oil and natural gas prices could have an impact on customers' long-term exploration and development activities, which in turn could materially affect the Company's operations. Generally, a sustained change in the price of oil would have a greater impact on the Company's international operations while a sustained change in the price of natural gas would have a greater effect on U.S. operations. Due to the locations in which the Company drills, the Company's operations are subject to interruption, prolonged suspension and possible expropriation due to political instability and local community unrest. Further, the Company is exposed to liability issues from pollution arising out of its operations. The majority of such risks are transferred to the operator by contract or otherwise insured.

Critical Accounting Policies

The Company considers certain accounting policies related to impairment of property, plant and equipment, impairment of goodwill and the valuation of deferred tax assets to be critical policies due to the estimation processes involved in each. Other significant accounting policies are summarized in Note 1 in the notes to consolidated financial statements.

Impairment of property, plant and equipment

Management periodically evaluates the Company's property, plant and equipment to determine that their net carrying value is not in excess of their net realizable value. These evaluations are performed when the Company has realized sustained significant declines in utilization and dayrates and recovery is not contemplated in the near future. Management considers a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining net realizable value. Assets are written down to their fair value if it is below its net carrying value.

Impairment of goodwill

Management periodically assesses whether the excess of cost over net assets acquired is impaired based on the ability of the operation, to which it relates, to generate cash flows in amounts adequate to recover the carrying value of such assets at the measurement date. If an impairment is determined, the amount of such impairment is calculated based on the estimated fair market value of the related assets.

In 2002, Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", became effective and as a result, the Company will cease to amortize $189.1 million of goodwill. The Company has recorded $7.4 million of goodwill amortization in 2001 and would have recorded $7.4 million of goodwill amortization during 2002. In lieu of amortization, the Company is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. The Company expects to complete the initial review during the second quarter of 2002.

The Company is currently reviewing its operations to identify appropriate reporting units, including identification of the related operating assets, goodwill, and liabilities. Subsequent to the above identification the Company will estimate the fair value of the reporting unit as a whole, deduct the estimated fair value of the tangible net assets and compare the residual to the recorded goodwill attributable to the reporting unit.

Accounting for income taxes

As part of the process of preparing the consolidated financial statements the Company is required to estimate the income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, amortization and certain accrued liabilities for tax and accounting purposes. These differences and the net operating loss carryforwards result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance. To the extent the Company establishes a valuation allowance or increases or decreases this allowance in a period, the Company must include an expense or reduction of expense within the tax provision in the statement of operations.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, 142 and 143. SFAS No. 141, "Business Combinations", requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142, "Goodwill and Other Intangible Assets", changes the accounting for goodwill from an amortization method to an impairment-only approach and will be effective January 2002 (see Critical Accounting Policies above for additional discussion). SFAS No. 143, "Accounting for Asset Retirement Obligations", requires the capitalization and accrual of the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS No. 143 will be effective January 2003. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121 and amends Accounting Principles Board Opinion No. 30 for the accounting and reporting for discontinued operations as it relates to long-lived assets. SFAS No. 144 will be effective January 2002. Other than SFAS No. 142, the Company believes that adoption of these pronouncements will not have a significant effect on financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In December 2001, the Company began to utilize hedging strategies to manage fixed-rate interest exposure by entering into one swap agreement. In January 2002, the Company entered into two additional swap agreements. The terms of the swap agreements are as follows:

(Dollars in Thousands)

Months	Notional Amount	Fixed Rate	Floating Rate
December 2001 - November 2006	$ 50,000	9.75%	Three-month LIBOR plus 446 basis points
January 2002 - November 2006	$ 50,000	9.75%	Three-month LIBOR plus 475 basis points
January 2002 - November 2006	$ 50,000	9.75%	Three-month LIBOR plus 482 basis points

If the floating rate is less than the fixed rate, the counterparty will pay the Company accordingly. If the floating rate exceeds the fixed rate, the Company will pay the counterparty. The fair value of the swap agreement at December 31, 2001, was not material. The change in the fair value of the swap agreement will be offset by the change in the fair value of the related debt.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

Parker Drilling Company

In our opinion, the accompanying consolidated balance sheet and related consolidated statements of operations, stockholders' equity and cash flows, present fairly, in all material respects, the financial position of Parker Drilling Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Tulsa, Oklahoma
January 29, 2002

PARKER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in Thousands Except Per Share and Weighted Average Shares Outstanding)

Year Ended December 31,	2001	2000	1999
Revenues:			
U.S. drilling	$ 190,809	$ 148,416	$ 113,989
International drilling	231,527	185,100	182,908
Rental tools	65,629	42,833	27,656
Total revenues	487,965	376,349	324,553
Operating expenses:			
U.S. drilling	112,480	99,197	102,098
International drilling	154,484	132,882	126,226
Rental tools	23,005	15,994	10,910
Depreciation and amortization	97,259	85,060	82,170
General and administration	21,721	20,392	16,312
Reorganization	7,500	—	3,000
Provision for reduction in carrying value of certain assets	—	8,300	10,607
Total operating expenses	416,449	361,825	351,323
Operating income (loss)	71,516	14,524	(26,770)
Other income and (expense):			
Interest expense	(53,015)	(57,036)	(55,928)
Interest income	3,553	3,691	1,725
Gain on disposition of assets	2,316	17,920	39,070
Other	(723)	2,243	1,326
Total other income and (expense)	(47,869)	(33,182)	(13,807)
Income (loss) before income taxes	23,647	(18,658)	(40,577)
Income tax expense (benefit)	12,588	4,323	(2,680)
Income (loss) before extraordinary gain	11,059	(22,981)	(37,897)
Extraordinary gain on early retirement of debt, net of deferred tax expense of $2,214	—	3,936	—
Net income (loss)	$ 11,059	$ (19,045)	$ (37,897)
Basic earnings (loss) per share:			
Income (loss) before extraordinary gain	$ 0.12	$ (0.28)	$ (0.49)
Extraordinary gain	$ —	$ 0.05	$ —
Net income (loss)	$ 0.12	$ (0.23)	$ (0.49)
Diluted earnings (loss) per share:			
Income (loss) before extraordinary gain	$ 0.12	$ (0.28)	$ (0.49)
Extraordinary gain	$ —	$ 0.05	$ —
Net income (loss)	$ 0.12	$ (0.23)	$ (0.49)
Number of common shares used in computing earnings per share:			
Basic	92,008,877	81,758,825	77,159,461
Diluted	92,691,033	81,758,825	77,159,461

See accompanying notes to consolidated financial statements.

PARKER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

(Dollars in Thousands)

December 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,400	$ 62,480
Other short-term investments	12	811
Accounts and notes receivable, net of allowance for bad debts of $ 2,988 in 2001 and $ 3,755 in 2000	99,874	123,474
Rig materials and supplies	22,200	16,500
Other current assets	8,966	4,600
Total current assets	191,452	207,865
Property, plant and equipment, at cost:		
Drilling equipment	1,063,454	940,381
Rental tools	74,085	55,237
Buildings, land and improvements	26,887	22,455
Other	25,606	26,066
Construction in progress	26,142	68,120
	1,216,174	1,112,259
Less accumulated depreciation and amortization	520,645	448,734
Property, plant and equipment, net	695,529	663,525
Deferred charges and other assets:		
Goodwill, net of accumulated amortization of $35,268 in 2001 and $27,786 in 2000	189,127	196,609
Rig materials and supplies	9,201	12,414
Assets held for disposition	1,800	6,860
Debt issuance costs	8,247	10,311
Other	10,421	9,835
Total deferred charges and other assets	218,796	236,029
Total assets	$ 1,105,777	$ 1,107,419

See accompanying notes to consolidated financial statements.

PARKER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (continued)
(Dollars in Thousands)

December 31,	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 5,007	$ 5,043
Accounts payable	33,521	44,445
Accrued liabilities	38,152	32,756
Accrued income taxes	7,054	9,422
Total current liabilities	83,734	91,666
Long-term debt (Note 3)	587,165	592,584
Deferred income taxes	16,152	18,467
Other long-term liabilities	6,583	5,539
Commitments and contingencies (Note 10)	—	—
Stockholders' equity:		
Preferred stock, $1 par value, 1,942,000 shares authorized, no shares outstanding	—	—
Common stock, $0.16 2/3 par value, authorized 120,000,000 shares, issued 92,053,796 shares (91,723,933 shares in 2000)	15,342	15,287
Capital in excess of par value	432,845	431,043
Accumulated other comprehensive income-net unrealized gain on investments available for sale (net of taxes of $227 in 2001 and $190 in 2000)	403	339
Retained earnings (accumulated deficit)	(36,447)	(47,506)
Total stockholders' equity	412,143	399,163
Total liabilities and stockholders' equity	$ 1,105,777	$ 1,107,419

See accompanying notes to consolidated financial statements.

PARKER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in Thousands)

Year Ended December 31,	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 11,059	$ (19,045)	$ (37,897)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	97,259	85,060	82,170
Gain on disposition of assets	(2,316)	(17,920)	(39,070)
Gain on early retirement of debt, net of deferred tax expense	—	(3,936)	—
Provision for reduction in carrying value of certain assets	—	8,300	10,607
Deferred tax expense (benefit)	(1,899)	(11,302)	(13,888)
Other	4,625	5,320	3,503
Change in assets and liabilities:			
Accounts and notes receivable	24,158	(47,954)	28,554
Rig materials and supplies	(3,807)	(1,981)	(721)
Other current assets	(4,366)	11,150	(3,263)
Accounts payable and accrued liabilities	(4,484)	18,356	(21,569)
Accrued income taxes	(2,784)	1,098	747
Other assets	(1,440)	125	5,312
Net cash provided by operating activities	116,005	27,271	14,485
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from the sale of assets	7,628	31,912	63,868
Capital expenditures (net of reimbursements)	(122,033)	(98,525)	(49,146)
Proceeds from sale of short-term investments	799	16,925	—
Other, net	—	—	(127)
Net cash provided by (used in) investing activities	(113,606)	(49,688)	14,595

See accompanying notes to consolidated financial statements.

PARKER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
(Dollars in Thousands)

Year Ended December 31,	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of debt	$ —	$ —	$ 35,186
Proceeds from common stock offering, net	—	87,313	—
Payments for early retirement of debt	—	(43,477)	—
Principal payments under debt obligations	(5,034)	(4,854)	(43,017)
Other	555	414	(62)
Net cash provided by (used in) financing activities	(4,479)	39,396	(7,893)
Net increase (decrease) in cash and cash equivalents	(2,080)	16,979	21,187
Cash and cash equivalents at beginning of year	62,480	45,501	24,314
Cash and cash equivalents at end of year	$ 60,400	$ 62,480	$ 45,501
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 53,257	$ 56,608	$ 56,806
Income taxes	$ 14,956	$ 14,527	$ 10,461
Supplemental noncash investing and financing activity:			
1.0 million shares of Unit Corporation stock received on sale of U.S. lower-48 land rigs	$ —	$ —	$ 7,562
Net unrealized gain (loss) on investments available for sale (net of taxes of $37 in 2001, $ 717 in 2000 and $ 908 in 1999)	$ 64	$ (1,274)	$ 1,613
Note receivable for sale of platform rig	$ —	$ —	$ 1,645

See accompanying notes to consolidated financial statements.

PARKER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Dollars and Shares in Thousands)

	Shares	Common Stock	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income
Balances, December 31, 1998	76,887	$ 12,815	$ 341,699	$ 9,436	$ —
Activity in employees' stock plan	500	83	1,738	—	—
Acquisition of stock from certain employees	(15)	(3)	(63)	—	—
Other comprehensive income-net unrealized gain on investments (net of taxes of $908)	—	—	—	—	1,613
Net loss (total comprehensive loss of $36,284)	—	—	—	(37,897)	—
Balances, December 31, 1999	77,372	12,895	343,374	(28,461)	1,613
Activity in employees' stock plan	552	92	2,656	—	—
Issuance of 13,800,000 common shares	13,800	2,300	85,013	—	—
Other comprehensive income-net unrealized loss on investments (net of taxes of $717)	—	—	—	—	(1,274)
Net loss (total comprehensive loss of $20,319)	—	—	—	(19,045)	—
Balances, December 31, 2000	91,724	15,287	431,043	(47,506)	339
Activity in employees' stock plan	330	55	1,802	—	—
Other comprehensive income-net unrealized gain on investments (net of taxes of $37)	—	—	—	—	64
Net loss (total comprehensive loss of $11,123)	—	—	—	11,059	—
Balances, December 31, 2001	92,054	$ 15,342	$ 432,845	$ (36,447)	$ 403

See accompanying notes to the consolidated financial statements.

PARKER DRILLING COMPANY AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Consolidation – The consolidated financial statements include the accounts of Parker Drilling Company ("Parker Drilling") and all of its majority-owned subsidiaries (collectively, the "Company").

Operations – The Company provides land and offshore contract drilling services and rental tools on a worldwide basis to major, independent and foreign-owned oil and gas companies. At December 31, 2001, the Company's rig fleet consists of 27 barge drilling and workover rigs, seven offshore jackup rigs, four offshore platform rigs and 41 land rigs. The Company specializes in the drilling of deep and difficult wells, drilling in remote and harsh environments, drilling in transition zones and offshore waters, and in providing specialized rental tools. The Company also provides a range of services that are ancillary to its principal drilling services, including engineering, and logistics, as well as various types of project management.

Drilling Contracts and Rental Revenues – The Company recognizes revenues and expenses on dayrate contracts as the drilling progresses (percentage-of-completion method) because the Company does not bear the risk of completion of the well. For meterage contracts, the Company recognizes the revenues and expenses upon completion of the well (completed-contract method). Revenues from rental activities are recognized ratably over the rental term which is generally less than six months.

Cash and Cash Equivalents – For purposes of the balance sheet and the statement of cash flows, the Company considers cash equivalents to be all highly liquid debt instruments that have a remaining maturity of three months or less at the date of purchase.

Other Short-Term Investments – Other short-term investments include primarily certificates of deposit, U.S. government securities and commercial paper having remaining maturities of greater than three months at the date of purchase and are stated at the lower of cost or market.

Property, Plant and Equipment – The Company provides for depreciation of property, plant and equipment primarily on the straight-line method over the estimated useful lives of the assets after provision for salvage value. The depreciable lives for land drilling equipment approximate 15 years. The depreciable lives for offshore drilling equipment generally range from 15 to 20 years. The depreciable lives for certain other equipment, including drill pipe and rental tools, range from three to seven years. Depreciable lives for buildings and improvements range from 10 to 30 years. Interest totaling approximately $1.6 million, $0.5 million and $3.0 million was capitalized during the years ended December 31, 2001, 2000 and 1999 respectively. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Management periodically evaluates the Company's assets to determine that their net carrying value is not in excess of their net realizable value. Management considers a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining net realizable value. Assets are written down to their fair value if it is below its net carrying value.

Goodwill – Goodwill is being amortized on a straight-line basis over 30 years commencing on the dates of the respective acquisitions. The Company assesses whether the excess of cost over net assets acquired is impaired based on the ability of the operation, to which it relates, to generate cash flows in amounts adequate to recover the carrying value of such assets at the measurement date. If an impairment is determined, the amount of such impairment is calculated based on the estimated fair market value of the related assets. See Note 14 regarding recent accounting pronouncements.

Rig Materials and Supplies – Since the Company's international drilling generally occurs in remote locations, making timely outside delivery of spare parts uncertain, a complement of parts and supplies is maintained either at the drilling site or in warehouses close to the operations. During periods of high rig utilization, these parts are generally consumed and replenished within a one-year period. During a period of lower rig utilization in a particular location, the parts, like the related idle rigs, are generally not transferred to other international locations until new contracts are obtained because of the significant transportation costs which would result from such transfers. The Company classifies those parts which are not expected to be utilized in the following year as long-term assets.

Other Assets – Other assets include the Company's investment in marketable equity securities. Equity securities that are classified as available for sale are stated at fair value as determined by quoted market prices. Unrealized holding gains and losses are excluded from current earnings and are included in comprehensive income, net of taxes, in a separate component of stockholders' equity until realized. At December 31, 2001 and 2000, the fair value of equity securities totaled $1.8 million and $1.7 million, respectively.

In computing realized gains and losses on the sale of equity securities, the cost of the equity securities sold is determined using the specific cost of the security when originally purchased.

Other Long-Term Obligations – Included in this account is the accrual of workers' compensation liability, which is not expected to be paid within the next year.

Income Taxes – The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under this pronouncement, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings (Loss) Per Share (EPS) – Basic earnings (loss) per share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period. The effects of dilutive securities, stock options and convertible debt are included in the diluted EPS calculation, when applicable.

Concentrations of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade receivables with a variety of national and international oil and gas companies. The Company generally does not require collateral on its trade receivables.

At December 31, 2001 and 2000, the Company had deposits in domestic banks in excess of federally insured limits of approximately $57.6 million and $65.9 million, respectively. In addition, the Company had deposits in foreign banks at December 31, 2001 and 2000 of $3.5 million and $3.3 million, respectively, which are not federally insured.

The Company's customer base consists of major, integrated, independent and foreign-owned oil and gas companies. For fiscal year 2001, ChevronTexaco was the Company's largest customer with approximately 15 percent of total revenues. Shell Petroleum Development Company of Nigeria was the Company's largest customer for the years 2000 and 1999, accounting for approximately 10 percent of total revenues in both years.

Derivative Financial Instruments – The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"(SFAS No. 133), as amended by SFAS Nos. 137 and 138. These statements require that every derivative instrument be recorded on the balance sheet as either an asset or liability measured by its fair value. These statements also establish new accounting rules for hedge transactions, which depend on the nature of the hedge relationship.

The Company uses derivative instruments to hedge exposure to interest rate risk. For hedges which meet the SFAS No. 133 criteria, the Company formally designates and documents the instrument as a hedge of a specific underlying exposure, as well as the risk management objective and strategy for undertaking each hedge transaction.

Fair Value of Financial Instruments – The carrying amount of the Company's cash and short-term investments and short-term and long-term debt had fair values that approximated their carrying amounts, except for the Company's 5.5% Notes which had a carrying value of $124.5 million and a fair market value of $110.7 million at December 31, 2001.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Disposition of Assets

On November 20, 2000, the Company sold its last remaining U.S. land rig, Rig 245 in Alaska, for $20.0 million. The Company recognized a pre-tax gain of $14.9 million during the fourth quarter of 2000.

On September 30, 1999, the Company completed the sale of its U.S. lower-48 land rigs to Unit Corporation for $40.0 million cash plus 1.0 million shares of Unit common stock. The value of such common stock, based on the closing price for Unit's common stock on September 30, 1999 approximated $7.6 million. The Company recognized a pre-tax gain of $36.1 million during September 1999. During September 2000, the Company sold the 1.0 million shares of Unit common stock for $15.0 million. The Company recognized a pre-tax gain of approximately $7.4 million during the third quarter of 2000.

During October 1999, the Company sold its Argentina drilling rigs and inventories (previously classified as assets held for sale) plus one operating drilling rig, Rig 9 in Bolivia, for total consideration of approximately $9.3 million. The Company recognized a pre-tax gain of approximately $0.8 million during October 1999 related primarily to the Bolivia rig.

In the third quarter of 1999, it was decided that barge Rig 80, the Gulf Explorer, would be actively marketed for disposition and therefore was reclassified to assets held for disposition. The Company reduced the carrying value by $2.5 million to record the rig at its estimated net realizable value of $9.0 million. During the fourth quarter of 2000, due to the continued sluggish drilling market in Southeast Asia, the Company reduced the carrying value of the Gulf Explorer by an additional $8.3 million. During March 2001, the Company sold the Gulf Explorer for total consideration of $1.0 million. The Company recognized a pre-tax gain of approximately $0.5 million.

Note 3 – Long-Term Debt

December 31,	2001	2000
(Dollars in Thousands)		
Senior Notes payable in November 2006 with interest of 9.75% payable semi-annually in May and November, net of unamortized discount of $1,145 and $1,381 at December 31, 2001 and 2000, respectively (effective interest rate of 9.88%)	$ 298,855	$ 298,619
Senior Notes payable in November 2006 with interest of 9.75% payable semi-annually in May and November, net of unamortized premium of $3,230 and $3,888 at December 31, 2001 and 2000, respectively (effective interest rate of 8.97%)	153,210	153,868
Convertible Subordinated Notes payable in July 2004 with interest of 5.5% payable semi-annually in February and August	124,509	124,509
Secured promissory note to Boeing Capital Corporation with interest at 10.1278%, principal and interest payable monthly over a 60-month term	15,589	20,110
Other	9	521
Total debt	592,172	597,627
Less current portion	5,007	5,043
Total long-term debt	$ 587,165	$ 592,584

The aggregate maturities of long-term debt for the five years ending December 31, 2006 are as follows (000's): 2002 - $5,007; 2003 - $5,532; 2004 - $129,565; 2005 - $0; 2006 - $449,980.

The Senior Notes, which mature in 2006, were initially issued in November 1996 and in March 1998 in amounts of $300 million (Series B) and $150 million (Series C), respectively. The $300 million issue was sold at a $2.4 million discount while the $150 million issue was sold at a premium of $5.7 million. In May 1998, a registration statement was filed by the Company which offered to exchange the Series B and C Notes for new Series D Notes. The form and terms of the Series D Notes are identical in all material respects to the form and terms of the Series B and C Notes, except for certain transfer restrictions and registration rights relating to the Series C Notes. All of the Series B Notes except $189 thousand and all of the Series C Notes were exchanged for new Series D Notes per this offering. The Notes have an interest rate of 9.75% and are guaranteed by substantially all subsidiaries of Parker Drilling, all of which are wholly owned. The guarantees are joint and several, full, complete and unconditional. There are currently no restrictions on the ability of the subsidiaries to transfer funds to Parker Drilling in the form of cash dividends, loans or advances. Parker Drilling is a holding company with no operations, other than through its subsidiaries. The non-guarantors are inconsequential, individually and in the aggregate, to the consolidated financial statements and separate financial statements of the guarantors are not presented because management has determined that they would not be material to investors. As discussed in Note 4, the Company has entered into various interest rate swap agreements to modify the interest characteristics of the Senior Notes so that interest associated with the Senior Notes partially becomes variable.

In anticipation of funding the Hercules acquisition, in July 1997, the Company issued $175 million of Convertible Subordinated Notes due 2004. The Notes bear interest at 5.5% payable semi-annually in February and August. The Notes are convertible at the option of the holder into shares of common stock of Parker Drilling at $15.39 per share at any time prior to maturity. The Notes are currently redeemable at the option of the Company at certain stipulated prices. During the fourth quarter of 2000, the Company repurchased on the open market $50.5 million principal amount of the 5.5% Notes at an average price of 86.11 percent of face value, recognizing an extraordinary gain of $3.9 million, net of $2.2 million of tax. The Note repurchases were funded with proceeds from an equity offering in September 2000, whereby the Company sold 13.8 million shares of common stock for net proceeds of approximately $87.3 million. The amount of outstanding Notes at the end of 2001 was $124.5 million.

On October 22, 1999, the Company entered into a $50.0 million revolving loan facility with a group of banks led by Bank of America. The new facility is available for working capital requirements, general corporate purposes and to support letters of credit and bears interest at prime plus 0.50% or LIBOR plus 2.50%. At December 31, 2001, no amounts have been drawn down against the facility but $15.1 million of availability has been used to support letters of credit that have been issued. The revolver is collateralized by accounts receivable, inventory and certain barge rigs located in the Gulf of Mexico. The facility will terminate on October 22, 2003.

On October 7, 1999, a wholly-owned subsidiary of the Company entered into a loan agreement with Boeing Capital Corporation for the refinancing of a portion of the capital cost of barge Rig 75. The loan principal of approximately $24.8 million plus interest is being repaid in 60 monthly payments of approximately $0.5 million. The loan is collateralized by barge Rig 75 and is guaranteed by Parker Drilling. The amount of principal outstanding at the end of 2001 was $15.6 million.

Each of the 9.75% Senior Notes, 5.5% Convertible Subordinated Notes and the revolving loan facility contains customary affirmative and negative covenants, including restrictions on incurrence of debt and sales of assets. The revolving loan facility contains covenants which require minimum adjusted tangible net worth, fixed charge coverage ratio and limits annual capital expenditures. The revolving loan facility prohibits payment of dividends and the indenture for the 9.75% Senior Notes restricts the payment of dividends.

Note 4 – Derivative Financial Instruments

The Company is exposed to interest rate risk from its fixed-rate debt. The Company has hedged against the risk of changes in fair value associated with its $450.0 million 9.75% Senior Notes by entering into a fixed-to-variable interest rate swap agreement with a notional amount of $50.0 million as of December 31, 2001. Subsequent to December 31, 2001, the Company entered into two additional fixed-to-variable interest rate swap agreements with a total notional amount of $100.0 million. The Company assumes no ineffectiveness as each interest rate swap meets the short-cut method requirements under SFAS No. 133 for fair value hedges of debt instruments. As a result, changes in the fair value of the interest rate swaps are offset by changes in the fair value of the debt and no net gain or loss is recognized in earnings. The estimated fair value of the swap agreement at December 31, 2001 was not material.

Note 5 – Income Taxes

Income (loss) before income taxes and extraordinary gain is summarized as follows (dollars in thousands):

Year Ended December 31,	2001	2000	1999
United States	$ 8,751	$ (29,253)	$ (47,526)
Foreign	14,896	10,595	6,949
	$ 23,647	$ (18,658)	$ (40,577)

Income tax expense (benefit) is summarized as follows (dollars in thousands):

Year Ended December 31,	2001	2000	1999
Current:			
United States:			
Federal	$ 530	$ —	$ —
State	—	—	838
Foreign	13,957	15,625	10,370
Deferred:			
United States:			
Federal	(1,846)	(10,988)	(13,552)
State	(53)	(314)	(336)
	$ 12,588	$ 4,323	$ (2,680)

Total income tax expense (benefit) differs from the amount computed by multiplying income (loss) before income taxes by the U.S. federal income tax statutory rate. The reasons for this difference are as follows (dollars in thousands):

Year Ended December 31,	2001		2000		1999	
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Computed expected tax expense (benefit)	$ 8,276	35%	$ (6,530)	(35%)	$(14,202)	(35%)
Foreign taxes, net of federal benefit	9,072	38%	10,156	54%	6,741	17%
Change in valuation allowance	(9,593)	(41%)	(6,097)	(33%)	—	—
Foreign corporation losses	3,689	16%	4,253	23%	2,438	6%
Goodwill amortization	1,488	6%	1,488	8%	1,488	4%
Other	(344)	(1%)	1,053	6%	855	1%
Actual tax expense (benefit)	$ 12,588	53%	$ 4,323	23%	$ (2,680)	(7%)

The components of the Company's tax assets and (liabilities) as of December 31, 2001 and 2000 are shown below (dollars in thousands):

December 31,	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 56,025	$ 61,796
Alternative minimum tax carryforwards	983	—
Reserves established against realization of certain assets	1,874	2,304
Accruals not currently deductible for tax purposes	6,388	6,476
	65,270	70,576
Deferred tax liabilities:		
Property, plant and equipment	(65,079)	(59,090)
Goodwill	(6,180)	(4,824)
Unrealized gain on investments held for sale	(227)	(190)
Net deferred tax (liability) asset	(6,216)	6,472
Valuation allowance	(9,936)	(24,939)
Deferred income tax liability	$ (16,152)	$ (18,467)

The change in the valuation allowance in 2001 is the result of expired net operating loss carryforwards and higher utilization of net operating loss carryforwards previously reserved because they were expected to expire unused. The Company has a remaining valuation allowance of $9,936,000 with respect to its deferred tax asset for the amount of net operating loss carryforwards expected to expire unused for the tax year ending August 31, 2002. However, the amount of the asset considered realizable could be different in the near term if estimates of future taxable income change.

At December 31, 2001, the Company had $155,623,000 of net operating loss carryforwards. For tax purposes the net operating loss carryforwards expire over a 20-year period ending August 31 as follows: 2002-$27,599,000; 2003-$0; 2004-$5,128,000; 2005-$0; thereafter-$122,896,000.

Note 6 - Common Stock and Stockholders' Equity

In September 2000, the Company sold 13.8 million common shares in a public offering, resulting in net proceeds (after deducting issuance costs) of $87.3 million. The proceeds were used to acquire, upgrade and refurbish certain offshore and land drilling rigs and for general corporate purposes, including the repayment of debt (see Note 3).

Stock Plans

The Company's employee and non-employee director stock plans are summarized as follows:

The 1994 Non-Employee Director Stock Option Plan ("Director Plan") provides for the issuance of options to purchase up to 200,000 shares of Parker Drilling's common stock. The option price per share is equal to the fair market value of a Parker Drilling share on the date of grant. The term of each option is 10 years, and an option first becomes exercisable six months after the date of grant. All shares available for issuance under this plan have been granted.

The 1994 Executive Stock Option Plan provides that the directors may grant a maximum of 2,400,000 shares to key employees of the Company and its subsidiaries through the granting of stock options, stock appreciation rights and restricted and deferred stock awards. The option price per share may not be less than 50 percent of the fair market value of a share on the date the option is granted, and the maximum term of a non-qualified option may not exceed 15 years and the maximum term of an incentive option is 10 years. All shares available for issuance under this plan have been granted.

The 1997 Stock Plan is a "broad-based" stock plan, based on the interim rules of the New York Stock Exchange, that provides that the directors may grant stock options and restricted stock awards up to a maximum of 4,000,000 shares to all employees of the Company who, in the opinion of the board of directors, are in a position to contribute to the growth, management and success of the Company. More than 50 percent of all awards under this plan have been awarded to employees who are non-executive officers. The option price per share may not be less than the fair market value on the date the option is granted for incentive options and not less than par value of a share of common stock for non-qualified options. The maximum term of an incentive option is 10 years and the maximum term of a non-qualified option is 15 years. In July 1999 and April 2001, 2,000,000 and 1,000,000 additional shares, respectively, were registered with the SEC for granting under the 1997 Stock Plan. As of December 31, 2001, there were 622,000 shares available for granting.

Information regarding the Company's stock option plans is summarized below:

	1994 Director Plan	
	Shares	Weighted Average Exercise Price
Shares under option:		
Outstanding at December 31, 1998	190,000	$ 8.702
Granted	10,000	3.281
Exercised	—	—
Cancelled	—	—
Outstanding at December 31, 1999	200,000	8.431
Granted	—	—
Exercised	—	—
Cancelled	—	—
Outstanding at December 31, 2000	200,000	8.431
Granted	—	—
Exercised	—	—
Cancelled	—	—
Outstanding at December 31, 2001	200,000	$ 8.431

	1994 Option Plan			
	Incentive Options		Non-Qualified Options	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option:				
Outstanding at December 31, 1998	622,564	$ 7.227	1,586,936	$ 6.975
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	—	—	—	—
Outstanding at December 31, 1999	622,564	7.227	1,586,936	6.975
Granted	—	—	—	—
Exercised	—	—	(18,750)	2.250
Cancelled	—	—	—	—
Outstanding at December 31, 2000	622,564	7.227	1,568,186	7.032
Granted	—	—	—	—
Exercised	(17,000)	4.500	(1,250)	2.250
Cancelled	—	—	—	—
Outstanding at December 31, 2001	605,564	$ 7.303	1,566,936	$ 7.036

	1997 Stock Plan			
	Incentive Options		Non-Qualified Options	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option:				
Outstanding at December 31, 1998	1,873,905	$ 10.750	1,321,595	$ 9.258
Granted	1,003,021	3.189	897,979	3.232
Exercised	(1,011)	3.188	(239)	3.188
Cancelled	(81,740)	11.410	(153,760)	10.813
Outstanding at December 31, 1999	2,794,175	8.038	2,065,575	6.523
Granted	50,000	5.938	15,000	5.062
Exercised	(92,094)	3.188	(24,370)	3.188
Cancelled	(30,130)	8.564	(2,870)	3.188
Outstanding at December 31, 2000	2,721,951	8.158	2,053,335	6.556
Granted	—	—	1,485,000	5.167
Exercised	(137,061)	3.193	(31,915)	3.188
Cancelled	—	—	—	—
Outstanding at December 31, 2001	2,584,890	$ 8.421	3,506,420	$ 6.000

Plan	Exercise Prices	Number of Shares	Outstanding Options: Weighted Average Remaining Contractual Life	Outstanding Options: Weighted Average Exercise Price
1994 Director Plan	$ 3.281 - $ 6.125	40,000	4.4 years	$ 4.827
	$ 8.875 - $ 12.094	160,000	5.5 years	$ 9.332
1994 Executive Option Plan				
Incentive option	$ 4.500	217,554	3.0 years	$ 4.500
Incentive option	$ 8.875	388,010	5.4 years	$ 8.875
Non-qualified	$ 2.250	434,946	3.0 years	$ 2.250
Non-qualified	$ 8.875	1,131,990	5.4 years	$ 8.875
1997 Stock Plan				
Incentive option	$ 3.188 - $ 5.938	810,725	4.4 years	$ 3.358
Incentive option	$ 8.875 - $ 12.188	1,774,165	5.2 years	$ 10.735
Non-qualified	$ 2.820 - $ 6.070	2,338,585	5.3 years	$ 4.473
Non-qualified	$ 8.875 - $ 10.813	1,167,835	5.6 years	$ 9.053

Plan	Exercise Prices	Exercisable Options: Number of Shares	Exercisable Options: Weighted Average Exercise Price
1994 Director Plan	$ 3.281 - $ 6.125	40,000	$ 4.827
	$ 8.875 - $ 12.094	160,000	$ 9.332
1994 Executive Option Plan			
Incentive option	$ 4.500	217,554	$ 4.500
Incentive option	$ 8.875	388,010	$ 8.875
Non-qualified	$ 2.250	434,946	$ 2.250
Non-qualified	$ 8.875	1,131,990	$ 8.875
1997 Stock Plan			
Incentive option	$ 3.188 - $ 5.938	230,747	$ 3.487
Incentive option	$ 8.875 - $ 12.188	1,755,669	$ 10.734
Non-qualified	$ 2.820 - $ 6.070	914,313	$ 4.086
Non-qualified	$ 8.875 - $ 10.813	1,146,331	$ 9.020

The Company has three additional stock plans which provide for the issuance of stock for no cash consideration to officers and key non-officer employees. Under two of the plans, each employee receiving a grant of shares may dispose of 15 percent of his/her grant on each annual anniversary date from the date of grant for the first four years and the remaining 40 percent on the fifth year anniversary. These two plans have a total of 11,375 shares reserved and available for granting. Shares granted under the third plan are fully vested no earlier than 24 months from the effective date of the grant and not later than 36 months. The third plan has a total of 1,562,195 shares reserved and available for granting. No shares were granted under these plans in 2001, 2000 and 1999.

In prior years the Company purchased shares from certain of its employees, who received stock through its stock purchase plan, at fair market value. At December 2000, 497,323 shares were held in Treasury. The 604,870 shares held in Treasury at December 31, 2001 include 98,293 shares purchased by the Company at the fair market value of $289,479 for the Stock Bonus Plan contribution. The Plan was funded in January 2002.

The Company has elected the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock option plans when the option price is equal to or greater than the fair market value of a share of the Company's common stock on the date of grant. Pro forma net income and earnings per share are reflected below as if compensation cost had been determined based on the fair value of the options at their applicable grant date, according to the provisions of SFAS No. 123.

Year Ended December 31,	2001	2000	1999
(Dollars in Thousands)			
Income (loss) before extraordinary gain:			
As reported	$ 11,059	$ (22,981)	$ (37,897)
Pro forma	$ 7,698	$ (25,941)	$ (45,925)
Diluted earnings (loss) per share before extraordinary gain:			
As reported	$ 0.12	$ (0.28)	$ (0.49)
Pro forma	$ 0.08	$ (0.32)	$ (0.59)

The fair value of each option grant is estimated using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected stock volatility	49.0% in 1999
	51.6% in 2000
	56.3% in 2001
Risk-free interest rate	3.9% – 6.7%
Expected life of options	5 – 7 years

The estimated fair values of options granted during the year ended December 31, 1999, under the Director Plan was $16,500. Options granted in 2001, 2000 and 1999 under the 1997 Stock Plan had an estimated fair value of $4,326,000, $203,000 and $3,263,000, respectively.

Stock Reserved for Issuance

The following is a summary of common stock reserved for issuance:

December 31,	2001	2000
Stock plans	10,659,380	9,969,570
Stock bonus plan	81,715	106,375
Convertible notes	8,090,254	8,090,254
Total shares reserved for issuance	18,831,349	18,166,199

Stockholder Rights Plan

The Company adopted a stockholder rights plan on June 25, 1998, to assure that the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers and other abusive takeover tactics to gain control of the Company without paying all stockholders a fair price. The rights plan was not adopted in response to any specific takeover proposal. Under the rights plan, the Company's board of directors declared a dividend of one right to purchase one one-thousandth of a share of a new series of junior participating preferred stock for each outstanding share of common stock.

The rights may only be exercised 10 days following a public announcement that a third party has acquired 15 percent or more of the outstanding common shares of the Company or 10 days following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a third party of 15 percent or more of the common shares. When exercisable, each right will entitle the holder to purchase one one-thousandth share of the new series of junior participating preferred stock at an exercise price of $30, subject to adjustment. If a person or group acquires 15 percent or more of the outstanding common shares of the Company, each right, in the absence of timely redemption of the rights by the Company, will entitle the holder, other than the acquiring party, to purchase for $30, common shares of the Company having a market value of twice that amount.

The rights, which do not have voting privileges, expire June 30, 2008, and at the Company's option, may be redeemed by the Company in whole, but not in part, prior to expiration for $0.01 per right. Until the rights become exercisable, they have no dilutive effect on earnings per share.

Note 7 - Reconciliation of Income and Number of Shares Used to Calculate Basic and Diluted Earnings Per Share (EPS)

	For the Twelve Months Ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS:			
Net income	$ 11,059,000	92,008,877	$ 0.12
Effect of dilutive securities:			
Stock options	—	682,156	—
Diluted EPS:			
Net income plus assumed conversions	$ 11,059,000	92,691,033	$ 0.12

	For the Twelve Months Ended December 31, 2000		
	Income (Loss) (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS:			
Loss before extraordinary gain	$ (22,981,000)	81,758,825	$ (0.28)
Extraordinary gain	3,936,000	81,758,825	0.05
Net loss	(19,045,000)	81,758,825	(0.23)
Effect of dilutive securities:			
Stock options	—	—	—
Diluted EPS:			
Loss before extraordinary gain	(22,981,000)	81,758,825	(0.28)
Extraordinary gain	3,936,000	81,758,825	0.05
Net loss	$ (19,045,000)	81,758,825	$ (0.23)

	For the Twelve Months Ended December 31, 1999		
	Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS:			
Net loss	$ (37,897,000)	77,159,461	$ (0.49)
Effect of dilutive securities:			
Stock options	--	—	—
Diluted EPS:			
Net loss	$ (37,897,000)	77,159,461	$ (0.49)

The Company has outstanding $124,509,000 of 5.5% Convertible Subordinated Notes, which are convertible into 8,090,254 shares of common stock at $15.39 per share. The Notes have been outstanding since their issuance in July 1997, but were not included in the computation of diluted EPS because the assumed conversion of the Notes would have had an anti-dilutive effect on EPS. For the fiscal year ended December 31, 2001, options to purchase 6,049,000 shares of common stock at prices ranging from $5.00 to $12.1875, which were outstanding during part of the period, were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares during the period. For the years ended December 31, 2000 and 1999, options to purchase 7,166,036 and 7,269,250 shares of common stock, respectively, at prices ranging from $2.2500 to $12.1875, were outstanding but not included in the computation of diluted EPS because the assumed exercise of the options would have had an anti-dilutive effect on EPS due to the net loss during those periods.

Note 8 - Employee Benefit Plans

The Parker Drilling Company Stock Bonus Plan ("Plan") was adopted effective September 1980 for employees of Parker Drilling and its subsidiaries who are U.S. citizens and who have completed three months of service with the Company. It was amended in 1983 to qualify as a 401(k) plan under the Internal Revenue Code which permits a specified percentage of an employee's salary to be voluntarily contributed on a before-tax basis and to provide for a Company matching feature. Participants may contribute from one percent to 15 percent of eligible earnings and direct contributions to one or more of 10 investment funds. The Plan was amended and restated, effective January 1, 1999, to provide for dollar-for-dollar matching contributions by the Company up to three percent of a participant's compensation and $0.50 for every dollar contributed from three percent to five percent. The Company's matching contribution is made in Parker Drilling common stock and vests immediately. Each Plan year, additional Company contributions can be made, at the discretion of the board of directors, in amounts not exceeding the permissible deductions under the Internal Revenue Code. The Company issued 343,289, 361,855 and 498,654 shares to the Plan in 2001, 2000 and 1999 with the Company recognizing expense of $1,927,000, $1,742,000 and $1,492,000 in each of the periods, respectively.

Note 9 - Business Segments

The Company is organized into three primary business units: U.S. drilling operations, international drilling operations, and rental tools. This is the basis management uses for making operating decisions and assessing performance.

Operations by Industry Segment

Year Ended December 31,	2001	2000	1999
(Dollars in Thousands)			
Revenues:			
U.S. drilling	$ 190,809	$ 148,416	$ 113,989
International drilling	231,527	185,100	182,908
Rental tools	65,629	42,833	27,656
Total revenues	487,965	376,349	324,553
Operating income (loss):			
U.S. drilling	33,138	6,766	(31,478)
International drilling	37,583	19,553	26,737
Rental tools	30,016	16,897	7,890
Total operating income by segment [1]	100,737	43,216	3,149
General and administrative	(21,721)	(20,392)	(16,312)
Reorganization	(7,500)	—	(3,000)
Provision for reduction in carrying value of certain assets	—	(8,300)	(10,607)
Total operating income (loss)	71,516	14,524	(26,770)
Interest expense	(53,015)	(57,036)	(55,928)
Other income, net	5,146	23,854	42,121
Income (loss) before income taxes	$ 23,647	$ (18,658)	$ (40,577)
Identifiable assets:			
U.S. drilling	$ 343,357	$ 356,090	$ 386,385
International drilling	424,022	412,839	357,906
Rental tools	70,365	57,550	43,356
Total identifiable assets	837,744	826,479	787,647
Corporate assets	268,033	280,940	295,096
Total assets	$1,105,777	$1,107,419	$1,082,743
Capital expenditures:			
U.S. drilling	$ 41,366	$ 22,221	$ 8,093
International drilling	53,732	55,215	29,937
Rental tools	24,210	16,168	7,221
Corporate	2,725	4,921	3,895
Total capital expenditures	$ 122,033	$ 98,525	$ 49,146
Depreciation and amortization:			
U.S. drilling	$ 44,300	$ 42,458	$ 39,787
International drilling	38,379	30,730	34,046
Rental tools	12,302	11,147	8,261
Corporate	2,278	725	76
Total depreciation and amortization	$ 97,259	$ 85,060	$ 82,170

(1) Operating income by segment is calculated by excluding general and administrative expense, reorganization expense and provision for reduction in carrying value of certain assets from operating income, as reported in the consolidated statement of operations.

Operations by Geographic Area

Year Ended December 31,	2001	2000	1999
(Dollars in Thousands)			
Revenues:			
United States	$ 256,438	$ 191,249	$ 141,645
Latin America	54,063	58,467	85,112
Asia Pacific	32,246	15,373	25,193
Africa and Middle East	58,988	55,671	36,852
Former Soviet Union	86,230	55,589	35,751
Total revenues	487,965	376,349	324,553
Operating income (loss):			
United States	63,154	23,663	(23,587)
Latin America	2,385	6,554	14,661
Asia Pacific	11,304	(1,905)	(1,964)
Africa and Middle East	11,933	8,562	8,503
Former Soviet Union	11,961	6,342	5,536
Total operating income by segment (1)	100,737	43,216	3,149
General and administrative	(21,721)	(20,392)	(16,312)
Reorganization	(7,500)	—	(3,000)
Provision for reduction in carrying value of certain assets	—	(8,300)	(10,607)
Total operating income (loss)	71,516	14,524	(26,770)
Interest expense	(53,015)	(57,036)	(55,928)
Other income, net	5,146	23,854	42,121
Income (loss) before income taxes	$ 23,647	$ (18,658)	$ (40,577)
Identifiable assets:			
United States	$ 681,756	$ 702,639	$ 724,837
Latin America	93,722	93,896	102,348
Asia Pacific	39,963	41,602	60,458
Africa and Middle East	94,986	119,607	105,354
Former Soviet Union	195,350	149,675	89,746
Total identifiable assets	$1,105,777	$1,107,419	$1,082,743

(1) Operating income by segment is calculated by excluding general and administrative expense, reorganization expense and provision for reduction in carrying value of certain assets from operating income, as reported in the consolidated statement of operations.

Note 10 - Commitments and Contingencies

At December 31, 2001, the Company had a $50.0 million revolving credit facility available for general corporate purposes and to support letters of credit. As of December 31, 2001, $15.1 million of availability has been reserved to support letters of credit that have been issued. At December 31, 2001, no amounts had been drawn under the revolving credit facility.

The Company has various lease agreements for office space, equipment, vehicles and personal property. These obligations extend through 2008 and are typically non-cancelable. Most leases contain renewal options and certain of the leases contain escalation clauses. Future minimum lease payments at December 31, 2001, under operating leases with non-cancelable terms in excess of one year, are as follows:

2002	$ 3,141
2003	2,870
2004	2,793
2005	2,616
2006	2,384
Thereafter	4,773
Total	$ 18,577

Total rent expense for all operating leases amounted to $5.5 million for 2001, $3.7 million for 2000, and $4.0 million for 1999.

Certain officers of the Company entered into Severance Compensation and Consulting Agreements with the Company (the "Agreements"). A total of nine officers are currently signatories. The Agreements provide for an initial six-year term and the payment of certain benefits upon a change of control (as defined in the Agreements). A change of control includes certain mergers or reorganizations, changes in the board of directors, sale or liquidation of the Company or acquisition of more than 15 percent of the outstanding common stock of the Company by a third party; provided that the board of directors has the right to preclude triggering of a change of control when a third party acquired 15 percent of the outstanding voting securities if the board determines within five days that the circumstances of the acquisition did not warrant implementation of the Agreements. After a change of control occurs, if an officer is terminated within four years without good cause or resigns within two years for good reason (as each are defined in the Agreements) the officer shall receive a payment of three times his annual cash compensation, plus additional compensation for a one-year consulting agreement at the officer's annual cash compensation, plus extended life, health and other miscellaneous benefits for four years.

The drilling of oil and gas wells is subject to various federal, state, local and foreign laws, rules and regulations. The Company, as an owner or operator of both onshore and offshore facilities operating in or near waters of the United States, may be liable for the costs of removal and damages arising out of a pollution incident to the extent set forth in the Federal Water Pollution Control Act, as amended by the Oil Pollution Act of 1990 ("OPA") and the Outer Continental Shelf Lands Act. In addition, the Company may also be subject to applicable state law and other civil claims arising out of any such incident. Certain of the Company's facilities are also subject to regulations of the Environmental Protection Agency ("EPA") that require the preparation and implementation of spill prevention, control and countermeasure plans relating to possible discharge of oil into navigable waters. Other regulations of the EPA may require certain precautions in storing, handling and transporting hazardous wastes. State statutory provisions relating to oil and natural gas generally include requirements as to well spacing, waste prevention, production limitations, pollution prevention and cleanup, obtaining drilling and dredging permits and similar matters.

Verdin Lawsuit. Two subsidiaries of Parker Drilling Company ("Subsidiaries") are currently named defendants in the lawsuit, Verdin vs. R & B Falcon Drilling USA, Inc., et. al., Civil Action No. G-00-488, currently pending in the U.S. District Court for the Southern District of Texas, Houston Division. The plaintiff is a former employee of a drilling contractor engaged in offshore drilling operations in the Gulf of Mexico. The defendants are various drilling contractors, including the Subsidiaries, who conduct drilling operations in the Gulf of Mexico. Plaintiff alleges that the defendants have violated federal and state antitrust laws by agreeing with each other to depress wages and benefits paid to employees working for said defendants.

Plaintiff sought to bring this case as a "class action", i.e., on behalf of himself and a proposed class of other similarly situated employees of the defendants that have allegedly suffered similar damages from the alleged actions of defendants. Originally, the case was pending in U.S. District Court for the Southern District of Texas, Galveston Division. Recently, the case was transferred to the Houston Division. The Subsidiaries and certain of the other defendants recently entered into a stipulation of settlement with the plaintiff, pursuant to which the Subsidiaries will pay $625,000 for a full and complete release of all claims brought in the case. The settlement was preliminarily approved by the Court on November 8, 2001, and the Court will conduct a fairness hearing on April 18, 2002, to determine whether the proposed settlement should receive final approval. The settlement amount and related fees were accrued during the third quarter 2001.

Kazakhstan Tax Issue. On July 6, 2001, the Ministry of State Revenues of Kazakhstan ("MSR") issued an Act of Audit to the Kazakhstan branch ("PKD Kazakhstan") of Parker Drilling Company International Limited, a wholly owned subsidiary of the Company ("PDCIL"), assessing additional taxes in the amount of approximately $29,000,000 for the years 1998-2000. The assessment consists primarily of adjustments in corporate income tax based on a determination by the Kazakhstan tax authorities that payments by Offshore Kazakhstan International Operating Company, ("OKIOC"), to PDCIL of $99,050,000, in reimbursement of costs for modifications to Rig 257, performed by PDCIL prior to the importation of the drilling rig into Kazakhstan, where it is currently working under contract to OKIOC, are income to PKD Kazakhstan, and therefore, taxable to PKD Kazakhstan. PKD Kazakhstan filed an Act of Non-Agreement stating its position that such payment should not be taxable and requesting the Act of Audit be revised accordingly. In November, the MSR rejected PKD Kazakhstan's Act of Non-Agreement, prompting PKD Kazakhstan to seek judicial review of the assessment. On December 28, 2001, the Astana City Court issued a judgment in favor of PKD Kazakhstan, finding that the reimbursements to PDCIL were not income to PKD Kazakhstan and not otherwise subject to tax based on the U.S.-Kazakhstan Tax Treaty. The MSR has appealed the Astana City Court decision to the Supreme Court, but has requested and received a postponement in the hearing until March 21, 2002. Management believes that it is still not possible to make a reasonable determination as to the probable outcome of this matter.

The Company is a party to various other lawsuits and claims arising out of the ordinary course of business. Management, after review and consultation with legal counsel, considers that any liability resulting from these matters would not materially affect the results of operations, the financial position or the net cash flows of the Company.

Note 11 - Related Party Transactions

Since 1975 when the stockholders approved a Stock Purchase Agreement, the Company and Robert L. Parker have entered into various life insurance arrangements on the life of Robert L. Parker. To insure the lives of Mr. and Mrs. Parker for $15.2 million and Mr. Robert L. Parker for $8.0 million the Company is currently paying $0.6 million in annual premiums. Annual premiums funded by the Company will be reimbursed from the proceeds of the policies, plus accrued interest beginning March 2003 at a one-year treasury bill rate. The Company may use, at its option, up to $7.0 million of such proceeds to purchase Parker Drilling stock from the Robert L. Parker Sr. Family Limited Partnership at a discounted price. Robert L. Parker Jr., chief executive officer of the Company and son of Robert L. Parker, will receive one-third of the net proceeds of these policies as a beneficiary.

Note 12 - Supplementary Information

At December 31, 2001, accrued liabilities included $8.2 million of accrued interest expense, $5.3 million of workers' compensation and health plan liabilities and $10.4 million of accrued payroll and payroll taxes. At December 31, 2000, accrued liabilities included $8.4 million of accrued interest expense, $6.0 million of workers' compensation and health plan liabilities and $9.9 million of accrued payroll and payroll taxes. Other long-term obligations included $3.8 million and $3.2 million of workers' compensation liabilities as of December 31, 2001 and 2000, respectively.

Note 13 - Selected Quarterly Financial Data (Unaudited)

	Quarter				
	First	Second	Third	Fourth	Total
(Dollars in Thousands Except Per Share Amounts)					
YEAR 2001					
Revenues	$ 114,874	$ 132,915	$ 128,927	$ 111,249	$ 487,965
Gross profit [1]	$ 22,480	$ 33,333	$ 29,606	$ 15,318	$ 100,737
Operating income	$ 17,609	$ 23,130	$ 22,375	$ 8,402	$ 71,516
Net income [3]	$ 1,524	$ 2,692	$ 3,025	$ 3,818	$ 11,059
Basic earnings per share: [2]					
Net income	$ 0.02	$ 0.03	$ 0.03	$ 0.04	$ 0.12
Diluted earnings per share: [2]					
Net income	$ 0.02	$ 0.03	$ 0.03	$ 0.04	$ 0.12
YEAR 2000					
Revenues	$ 73,953	$ 86,960	$ 101,849	$ 113,587	$ 376,349
Gross profit [1]	$ (3,931)	$ 6,409	$ 15,445	$ 25,293	$ 43,216
Operating income (loss)	$ (8,934)	$ 1,965	$ 9,953	$ 11,540	$ 14,524
Net income (loss) before extraordinary gain	$ (14,876)	$ (9,482)	$ (1,034)	$ 2,411	$ (22,981)
Extraordinary gain	$ —	$ —	$ —	$ 3,936	$ 3,936
Net income (loss)	$ (14,876)	$ (9,482)	$ (1,034)	$ 6,347	$ (19,045)
Basic earnings (loss) per share: [2]					
Income (loss) before extraordinary gain	$ (0.19)	$ (0.12)	$ (0.01)	$ 0.03	$ (0.28)
Extraordinary gain	$ —	$ —	$ —	$ 0.04	$ 0.05
Net income (loss)	$ (0.19)	$ (0.12)	$ (0.01)	$ 0.07	$ (0.23)
Diluted earnings (loss) per share: [2]					
Income (loss) before extraordinary gain	$ (0.19)	$ (0.12)	$ (0.01)	$ 0.03	$ (0.28)
Extraordinary gain	$ —	$ —	$ —	$ 0.04	$ 0.05
Net income (loss)	$ (0.19)	$ (0.12)	$ (0.01)	$ 0.07	$ (0.23)

(1) Gross profit is calculated by excluding general and administrative expense, reorganization expense and provision for reduction in carrying value of certain assets from operating income, as reported in the consolidated statement of operations.

(2) As a result of shares issued during the year, earnings per share for the year's four quarters, which are based on weighted average shares outstanding during each quarter, do not equal the annual earnings per share, which is based on the weighted average shares outstanding during the year.

(3) The fourth quarter includes a $9.6 million deferred tax benefit resulting from a reversal of a valuation allowance. See Note 5.

Note 14 – Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, 142 and 143. SFAS No. 141, "Business Combinations", requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142, "Goodwill and Other Intangible Assets", changes the accounting for goodwill from an amortization method to an impairment-only approach and will be effective January 2002. SFAS No. 143, "Accounting for Asset Retirement Obligations", requires the capitalization and accrual of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 will be effective January 2003. In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121 and amends Accounting Principles Board Opinion No. 30 for the accounting and reporting for discontinued operations as it relates to long-lived assets. SFAS No. 144 will be effective January 2002.

The Company is presently evaluating the effect of these new pronouncements on its financial position and results of operations and believes that only SFAS No. 142 will impact the Company because it has recorded a significant amount of goodwill related to prior acquisitions and recorded annual amortization during each of the last three years of $7.4 million.

The Annual Meeting of Stockholders will be held at 10 a.m., Central Daylight Savings Time, on Thursday, April 25, 2002, at:

Westlake Club
570 Westlake Park Boulevard
Houston, Texas

Shares of Parker Drilling Company are listed and traded on the New York Stock Exchange.

PKD Listed NYSE

The trading symbol is PKD.

Stockholders should refer specific questions concerning stock certificates in writing directly to the stock agent and registrar, Wells Fargo Bank Minnesota, N.A., at the address, as shown below.

Wells Fargo Bank Minnesota, N.A.
Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
Toll free, (800) 468-9716
or (651) 450-4064

Copies of the Company's annual report to stockholders, the Form 10-K annual report to the Securities and Exchange Commission (SEC), the Form 10-Q quarterly reports, and quarterly earnings releases are available by writing to Investor Relations Department, Parker Drilling Company, 1401 Enclave Parkway, Suite 600, Houston, TX 77077.

E-mail requests to randy.burkhalter@parkerdrilling.com or call (281) 406-2214

Recent news releases issued by the Company and other information are available at www.parkerdrilling.com

Houston, Texas
Kerrville, Texas
New Iberia, Louisiana
Odessa, Texas
Tulsa, Oklahoma
Victoria, Texas

Santa Cruz, Bolivia
Bogota, Colombia
Norwich, England
Jakarta, Indonesia
Aksai, Kazakhstan
Aktau, Kazakhstan
Almaty, Kazakhstan
Atyrau, Kazakhstan
Tengiz, Kazakhstan
Kuwait City, Kuwait
New Plymouth, New Zealand
Port Harcourt, Nigeria
Warri, Nigeria
Port Moresby, Papua New Guinea
Iquitos, Peru
Lima, Peru
Moscow, Russia
Usinsk, Russia
Yuzhno-Sakhalinsk, Russia
Singapore

PricewaterhouseCoopers LLP
Two Warren Place, Suite 1850
6120 S. Yale
Tulsa, OK 74136

Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, TX 77077 USA
(281) 406-2000
Fax (281) 406-2001

Parker Drilling Vision

Parker Drilling's Values

- Integrity
- Innovative Spirit
- Superior Service to Our Customers
- Respect for People and the Environment

Parker Drilling's Mission

We are a worldwide service company providing drilling and rental tool services to the energy industry.

We aspire to be the industry leader, providing innovative drilling and rental tool services in our strategic markets by exceeding the expectations of our customers, shareholders and employees.

Parker Drilling's Goals

Customer Goal
Exceed customer expectations

People Goal
Encourage and enable people to achieve their highest potential

Health, Safety, Environment Goal
Provide the safest workplace and protect the environment

Shareholder Goal
Maximize shareholder value by achieving consistent profitability and growth

PARKER DRILLING COMPANY

[illegible]01 Enclave Parkway, Suite 600
Houston, TX 77077 USA
[illegible]drilling.com